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PROSPECTUS

Filed Pursuant to Rule 424(b)(3)
File No. 333-117919

$180,000,000
Beazer Homes USA, Inc.

4 5/8% Convertible Senior Notes due 2024 and
Common Stock Issuable Upon Conversion of the Notes

        We issued the notes in a private placement in June 2004. Selling securityholders identified in this prospectus may use this prospectus to resell from time to time up to $180,000,000 aggregate principal amount of notes and the related guarantees and to resell shares of our common stock received by those selling securityholders upon conversion of the notes. The notes, the related guarantees and those shares of our common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The notes are not listed on any securities exchange. The common stock is listed on the New York Stock Exchange under the symbol "BZH." On August 3, 2004 the last reported sale price of the common stock on the New York Stock Exchange was $94.76 per share.

        The notes bear interest at the rate of 4 5/8% per year. Interest on the notes is payable on June 15 and December 15 of each year, beginning on December 15, 2004. Beginning with the six-month interest period commencing on June 15, 2009, we will pay contingent interest during a six-month interest period if the average trading price of a note is above a specified level during a specified period prior to such six-month interest period as described in this prospectus.

        The notes are convertible by holders into shares of our common stock at an initial conversion rate of 6.48 shares of our common stock per $1,000 principal amount of notes (subject to adjustment in certain events), which is equal to an initial conversion price of $154.32 per share, under the following circumstances: (1) during any calendar quarter, if the price of our common stock issuable upon conversion reaches specified thresholds during the previous calendar quarter as described in this prospectus, (2) subject to certain limitations, during the five business day period after any five consecutive trading day period in which the trading price per note for each day of that period was less than 98% of the product of the last reported sales price of our common stock and the conversion rate of the notes for each such day, (3) if we call the notes for redemption, (4) upon the occurrence of specified corporate transactions described in this prospectus or (5) during any period in which the credit ratings assigned to the notes are below the levels described in this prospectus.

        The notes will mature on June 15, 2024. We may redeem some or all of the notes at any time on or after June 15, 2009 at the redemption prices described in this prospectus.

        The notes are unsecured and rank equally with all of our existing and future unsecured indebtedness that is not, by its terms, expressly subordinated to the notes. The notes are guaranteed on an unsecured unsubordinated basis by each of our subsidiaries that guarantees our indebtedness under our credit facility and our outstanding senior notes. The guarantees rank equally with all of the subsidiary guarantors' existing and future unsecured indebtedness that is not, by its terms, expressly subordinated to the guarantees. Holders have the right to require us to purchase the notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, including contingent interest and additional amounts, if any, on June 15, 2011, June 15, 2014 and June 15, 2019 or upon a fundamental change as described in this prospectus.

        Investing in the notes involves risks. See "Risk Factors" beginning on page 9.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

August 19, 2004

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	9
Cautionary Statement Regarding Forward-Looking Information	19
Use of Proceeds	20
Ratio of Earnings to Fixed Charges	20
Capitalization	21
Description of Other Existing Indebtedness	22
Description of the Notes	25
Registration Rights	45
Description of Capital Stock	47
Material United States Federal Income Tax Considerations	51
Selling Securityholders	59
Plan of Distribution	61
Legal Matters	63
Experts	63
Where You Can Find More Information	63

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        We have "incorporated by reference" into this prospectus information we file with the SEC, which means we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or the information we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference the following documents that we have filed with the SEC:

  •
  our Annual Report on Form 10-K for the fiscal year ended September 30, 2003;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2003, March 31, 2004 and June 30, 2004; and

  •
  The description of Beazer Homes USA, Inc.'s capital stock contained in the its Registration Statements on Form 8-A under Section 12 of the Exchange Act, filed on January 28, 1994 and June 21, 1996, respectively, including any amendment or report filed for the purpose of updating those descriptions.

        We also incorporate by reference any future filings made with the SEC (excluding those filings made under items 9 or 12 of Form 8-K) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 before termination of this offering.

        We will provide each person to whom a copy of this prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus, but not delivered in this prospectus. We will provide this information by first class mail at no cost upon written or oral request addressed to Investor Relations, Beazer Homes USA, Inc., 1000 Abernathy Road, Suite 1200, Atlanta, GA 30328; telephone number (770) 829-3700.

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PROSPECTUS SUMMARY

        This summary highlights selected information from this prospectus. The following summary information is qualified in its entirety by the information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the notes, the guarantees or our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section beginning on page 9 of this prospectus and the financial statements and notes to these statements contained or incorporated by reference in this prospectus. Unless the context requires otherwise, all references to "we," "us," "our" and "Beazer Homes" refer to Beazer Homes USA, Inc. and its subsidiaries.

Our Company

        We design, sell and build single family homes in the Southeastern, Western, Central, Mid-Atlantic and Midwestern regions of the United States and are one of the ten largest builders of single family homes in the nation based on home closings. Our Southeastern region includes Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee, our Western region includes Arizona, California, Colorado and Nevada, our Central region includes Texas, our Mid-Atlantic region includes Delaware, Maryland, New Jersey, Pennsylvania, Virginia and West Virginia and our Midwestern region includes Indiana, Kentucky and Ohio.

        We design our homes to appeal primarily to entry-level and first time move-up homebuyers. Our objective is to provide our customers with homes that incorporate quality and value while seeking to maximize our return on invested capital. To achieve this objective, we have developed a business strategy which focuses on the following elements.

Geographic Diversity and Growth Markets

        We compete in a large number of geographically diverse markets in an attempt to reduce our exposure to any particular regional economy. Most of the markets in which we operate have experienced significant population growth in recent years. Within these markets, we build homes in a variety of projects, typically with fewer than 150 homesites.

Quality Homes for Entry-Level and First Time Move-Up Homebuyers

        We seek to maximize customer satisfaction by offering homes which incorporate quality materials, distinctive design features, convenient locations and competitive prices. We focus on entry-level and first time move-up homebuyers because we believe they represent the largest segment of the homebuilding market. During the fiscal quarter ended June 30, 2004, the average sales price of our homes sold was approximately $244,200.

Additional Products and Services for Homebuyers

        In order to maximize our profitability and provide our homebuyers with the additional products and services that they desire, we have incorporated design centers and mortgage origination operations into our business. Recognizing that homebuyers want to choose certain components of their new home, we offer limited customization through the use of design centers in most of our markets. These design centers allow the homebuyer to select certain non-structural customizations for their homes such as cabinetry, flooring, fixtures, appliances and wallcoverings. Additionally, recognizing the homebuyer's desire to simplify the financing process, we originate mortgages on behalf of our customers through our subsidiaries Beazer Mortgage Corporation, or Beazer Mortgage, and Crossmann Mortgage Corp., or Crossmann Mortgage. Beazer Mortgage and Crossmann Mortgage originate, process and broker mortgages to third party investors. Beazer Mortgage and Crossmann Mortgage generally do not retain or service the mortgages that they broker. We also provide title services to our homebuyers in many of our markets.

Decentralized Operations with Experienced Management

        We believe our in-depth knowledge of our local markets enables us to better serve our customers. Our local managers, who have significant experience in both the homebuilding industry and the markets they serve, are responsible for operating decisions regarding design, construction and marketing. We combine these decentralized operations with a centralized corporate-level management which controls decisions regarding overall strategy, land acquisitions and financial matters.

Conservative Land Policies

        We seek to maximize our return on capital by limiting our investment in land and by focusing on inventory turnover. To implement this strategy and to reduce the risks associated with investments in land, we use options to control land whenever possible. In addition, we do not speculate in land which is not generally subject to entitlements providing basic development rights to the owner.

Value Created

        We evaluate our financial performance and the financial performance of our operations using Value Created, a variation of economic profit or economic value added. Value Created measures the extent to which we exceed our cost of capital. It is calculated as earnings before interest and taxes, or EBIT, less a charge for all of the capital employed multiplied by our estimate of our minimum weighted average cost of capital.

SUMMARY OF THE NOTES

        For a more complete description of the terms of the notes and the common stock issuable upon conversion of the notes, see "Description of the Notes" and "Description of Capital Stock."

Issuer	Beazer Homes USA, Inc.
Notes Offered	$180.0 million aggregate principal amount of 4 5/8% Convertible Senior Notes due 2024.
Maturity	June 15, 2024.
Interest	4 5/8% per year on the principal amount, payable semiannually in arrears on each June 15 and December 15, beginning on December 15, 2004. We will also pay contingent interest and additional amounts on the notes under the circumstances described in this prospectus.
Guarantees	The notes are guaranteed by all of our subsidiaries (other than certain of our title and warranty subsidiaries) that are significant. The guarantees are unsecured obligations of the subsidiary guarantors ranking equally in right of payment with all of their existing and future unsecured indebtedness that is not, by its terms, expressly subordinated in right of payment to the guarantees.
Ranking	The notes are unsecured and rank equally in right of payment with all of our existing and future unsecured indebtedness that is not, by its terms, expressly subordinated in right of payment to the notes.

At June 30, 2004, we and the subsidiary guarantors had approximately $1,124.1 million of outstanding indebtedness, substantially all of which was unsecured unsubordinated indebtedness ranking equally in right of payment with the notes and related subsidiary guarantees, and approximately $317.8 million of available borrowings under our revolving credit facility.
Contingent Interest	We will make additional payments of interest, referred to in this prospectus as "contingent interest," during any six-month period from June 15 to December 14 or from December 15 to June 14 commencing on or after June 15, 2009 for which the average trading price of the notes for the applicable five trading day reference period equals or exceeds 120% of the principal amount of the notes as of the day immediately preceding the first day of the applicable six-month interest period. The amount of contingent interest payable per note in respect of any six-month interest period will be equal to 0.25% of the average trading price of a note for the applicable five trading day reference period. The five trading day reference period means the five trading days ending on the second trading day immediately preceding the relevant six-month interest period. For more information about contingent interest, see "Description of the Notes—Contingent Interest."
Conversion Rights	Holders may convert their notes into shares of our common stock under any of the following circumstances:
(1)	during any calendar quarter (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the conversion price on such last trading day, or
(2)	subject to certain limitations, during the five consecutive trading days after any five consecutive trading days in which the trading price per $1,000 principal amount of notes for each day of that period is less than 98% of the product of the last reported sale price of our common stock and the conversion rate of the notes on each such day, provided that if the price of our common stock issuable upon conversion is between 100% and 120% of the conversion price, holders will be entitled to receive upon conversion only the value of the principal amount of the notes converted plus accrued and unpaid interest, including contingent interest and additional amounts owed, if any, or
(3)	if the notes have been called for redemption, or

(4)	upon the occurrence of specified corporate transactions described under "Description of the Notes—Conversion Rights—Conversion upon Specified Corporate Transactions," or
(5)	during any period in which the credit rating assigned to the notes by either Moody's or S&P is lower than B1 or B+, respectively, or the notes are no longer rated by at least one of these rating services or their successors.
For each $1,000 principal amount of notes surrendered for conversion, you will receive 6.48 shares of our common stock. This represents an initial conversion price of $154.32 per share of common stock. As described in this prospectus, the conversion rate may be adjusted for certain reasons, but it will not be adjusted for accrued and unpaid interest. Except as otherwise described in this prospectus, you will not receive any payment representing accrued and unpaid interest upon conversion of a note; however, we will continue to pay additional amounts, if any, on the notes and the common stock issued upon conversion thereof to the holder in accordance with the registration rights agreement. Notes called for redemption may be surrendered for conversion prior to the close of business on the second business day immediately preceding the redemption date.
Optional Redemption	Prior to June 15, 2009 the notes will not be redeemable. On or after June 15, 2009, we may redeem for cash all or part of the notes at any time, upon not less than 30 nor more than 60 days' notice before the redemption date by mail to the trustee under the indenture under which the notes will be issued, the paying agent and each holder of notes, at the redemption prices described in this prospectus, plus accrued and unpaid interest, including contingent interest and additional amounts owed, if any, to the redemption date. See "Description of the Notes—Optional Redemption."
Purchase of Notes by Us at the Option of the Holders	Holders have the right to require us to purchase all or any portion of the notes for cash on June 15, 2011, June 15, 2014 and June 15, 2019. In each case, we will pay a purchase price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including contingent interest, if any, and any additional amounts owed, if any, to such purchase date. See "Description of the Notes—Purchase of Notes by Us at the Option of the Holder."

Fundamental Change	If we undergo a Fundamental Change (as defined under "Description of the Notes—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder") at any time prior to the maturity of the notes, holders will have the right, at their option, to require us to purchase for cash all of their notes or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including contingent interest, if any, and additional amounts owed, if any, to the Fundamental Change purchase date. See "Description of the Notes—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder."
Limitations on Mergers and Consolidations	The notes were issued under an indenture that restricts our ability, with certain exceptions, to merge, consolidate or transfer substantially all of our assets. The indenture governing the notes does not contain any provisions that limit our ability to incur indebtedness, pay dividends, issue or repurchase any of our other securities, grant liens or otherwise restrict our and our subsidiaries' activities.
Registration Rights	We have filed with the SEC a shelf registration statement, of which this prospectus is a part, for the resale of the notes and the related guarantees and the resale of shares of our common stock received upon conversion of the notes. We have agreed to keep the shelf registration statement effective until such time as specified in "Registration Rights." Additional amounts are payable on the notes and our common stock, as the case may be, during any period in which we are not in compliance with our obligations as specified in "Registration Rights."
Use of Proceeds	We will not receive any proceeds from the resale of the notes or the shares of our common stock which are issuable upon conversion of the notes. We received net proceeds from the initial sale of the notes of approximately $174.1 million, after deducting the initial purchasers' discounts and commissions and estimated offering expenses payable by us. We will use the net proceeds from the initial sale of the notes for general corporate purposes, including land acquisition and share repurchases from time to time under our previously announced repurchase program.
Trustee, Paying Agent and Conversion Agent	SunTrust Bank.
Risk Factors	You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under "Risk Factors," beginning on page 9, before deciding whether to invest in the notes, the guarantees and the common stock.

U.S. Federal Income Tax Considerations	We and each initial purchaser agreed in the indenture to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. As a holder of notes, you will agree to accrue original issue discount on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible borrowing, 7.32% compounded semiannually, even though the notes will have a significantly lower stated yield to maturity. You will recognize taxable income in each year significantly in excess of interest payments (whether fixed or contingent) actually received that year. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, exchange, conversion or redemption of the notes. In the case of a conversion, this gain will be measured by the fair market value of the stock received. A summary of the United States federal income tax consequences of ownership of the notes and our common stock is described in this prospectus under the heading "Material United States Federal Income Tax Considerations." Holders should consult their tax advisors as to the United States federal, state, local or other tax consequences of acquiring, owning and disposing of the notes and our common stock.
Governing Law	The indenture, the notes and the guarantees are governed by, and construed in accordance with, the laws of the State of New York.
Book-Entry Form	The notes are issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Beneficial interests in any of the notes are shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.
Trading	The notes are not listed on any securities exchange or included in any automated quotation system. It is possible that an active trading market for the notes may not develop which may adversely affect the market price and liquidity of the notes. Our common stock is listed on the New York Stock Exchange under the symbol "BZH."

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

        Our summary historical consolidated financial data set forth below as of and for each of the three years ended September 30, 2001, 2002 and 2003 are derived from our audited consolidated financial statements. Our summary historical consolidated financial data set forth below as of and for the nine months ended June 30, 2003 and 2004 are derived from our unaudited consolidated financial statements. These historical results are not necessarily indicative of the results to be expected in the future. You should also read our historical financial statements and related notes in our annual report on Form 10-K for the year ended September 30, 2003 and our quarterly reports on Form 10-Q for the quarters ended December 31, 2003, March 31, 2004 and June 30, 2004, as well as the sections of our annual report on Form 10-K and our quarterly reports on Form 10-Q incorporated herein by reference entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Fiscal Year Ended September 30,			Nine Months Ended June 30,
	2001	2002	2003	2003	2004
		($ in thousands)
Statement of Operations Data:
Total revenue	$1,805,177	$2,641,173	$3,177,408	$2,137,485	$2,695,968
Operating income	121,027	193,174	279,155	186,521	249,734
Net income	74,876	122,634	172,745	115,581	155,724
Operating Data:
Number of new orders, net of cancellations(1)	10,039	13,610	16,316	12,454	13,205
Backlog at end of period(2)	3,977	6,519	7,426	8,578	9,278
Number of closings(3)	9,059	13,603	15,409	10,395	11,353
Average sales price per home closed	$195.3	$190.8	$201.3	$201.0	$232.1
Balance Sheet Data (end of period):
Inventory	$844,737	$1,364,133	$1,723,483	$1,654,336	$2,352,869
Total assets	995,289	1,892,847	2,212,034	2,040,773	2,976,031
Total debt	395,238	739,100	741,365	741,104	1,124,067
Stockholders' equity	351,195	799,515	993,695	925,966	1,137,683
Supplemental Financial Data:
Cash provided by (used in):
Operating activities	$(25,578)	$59,464	$(41,049)	$(98,413)	$(215,839)
Investing activities	(72,835)	(314,633)	(6,552)	(4,252)	(9,745)
Financing activities	140,091	338,480	(4,016)	(6,968)	351,839
EBIT(4)	155,983	245,060	340,980	229,193	301,468
EBITDA(4)	165,236	254,513	354,200	238,790	313,568
Interest incurred(5)	35,825	51,171	65,295	49,618	54,872
EBIT/Interest incurred(4)(5)	4.35x	4.79x	5.22x	4.62x	5.49x
EBITDA/Interest incurred(4)(5)	4.61x	4.97x	5.42x	4.81x	5.71x
Ratio of earnings to fixed charges(6)	4.13x	4.56x	4.99x	4.41x	5.23x

(1)
New orders do not include homes in backlog from acquired operations.

(2)
A home is included in "backlog" after a sales contract is executed and prior to the transfer of title to the purchaser. Because the closings of pending sales contracts are subject to contingencies, it is possible that homes in backlog will not result in closings.

(3)
A home is included in "closings" when title is transferred to the buyer. Sales and cost of sales for a house are recognized at the date of closing.

(4)
EBIT and EBITDA: EBIT (earnings before interest and taxes) equals net income before (a) previously capitalized interest amortized to costs and expense and (b) income taxes. EBITDA (earnings before interest, taxes, depreciation and amortization) is calculated by adding depreciation and amortization for the period to EBIT. EBIT and EBITDA are not generally accepted accounting principles (GAAP) financial measures. EBIT and EBITDA should not be considered alternatives to net income determined in accordance with GAAP as an indicator of operating performance, nor an alternative to cash flows from operating activities determined in accordance with GAAP as a measure of liquidity. Because some analysts and companies may not calculate EBIT and EBITDA in the same manner as Beazer Homes, the EBIT and EBITDA information presented above may not be comparable to similar presentations by others.

          EBITDA is a measure commonly used in the homebuilding industry and is presented to assist in understanding the ability of our operations to generate cash in addition to the cash needed to service existing interest requirements and ongoing tax obligations. By providing a measure of available cash, management believes that this non-GAAP measure enables holders of our outstanding senior indebtedness to better understand our cash performance and our ability to service our debt obligations as they currently exist and as additional indebtedness is incurred in the future. The measure is useful in budgeting and determining capital expenditure levels because it enables management to evaluate the amount of cash that will be available for discretionary spending.

          A reconciliation of EBITDA and EBIT to cash provided/(used) by operations, the most directly comparable GAAP measure, is provided below for each period presented (in thousands):

	Fiscal Year Ended September 30,			Nine Months Ended June 30,
	2001	2002	2003	2003	2004
Net cash provided/(used) by operating activities	$(25,578)	$59,464	$(41,049)	$(98,413)	$(215,839)
Increase in inventory	153,668	152,990	328,893	266,903	442,822
Provision for income taxes	47,872	79,425	112,784	75,463	99,561
Interest amortized to cost of sales	33,235	43,001	55,451	38,149	46,183
(Increase)/decrease in accounts payable and other liabilities	(38,721)	(71,781)	(96,224)	3,849	(63,609)
Change in book overdraft	(20,095)	—	—	—	—
Increase/(decrease) in accounts receivable and other assets	16,837	(2,010)	14,702	(30,157)	5,729
Loss on extinguishment of debt	(1,202)	—	(7,570)	(7,570)	—
Tax benefit from stock transactions	(3,837)	(12,235)	(11,502)	(7,441)	—
Other	3,057	5,659	(1,285)	(1,993)	(1,279)
EBITDA	165,236	254,513	354,200	238,790	313,568
Less depreciation and amortization	9,253	9,453	13,220	9,597	12,100
EBIT	$155,983	$245,060	$340,980	$229,193	$301,468

(5)
All interest incurred is capitalized to inventory and subsequently amortized to cost of sales as homes are closed.

(6)
Computed by dividing earnings by fixed charges. "Earnings" consist of (i) income from operations before income taxes, (ii) amortization of previously capitalized interest and (iii) fixed charges, exclusive of capitalized interest cost. "Fixed charges" consist of (i) interest incurred, (ii) amortization of deferred loan costs and (iii) that portion of operating lease rental expense (33%) deemed to be representative of interest.

RISK FACTORS

        You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus prior to making a decision to invest in the notes.

Risks Related to Our Business

Our home sales and operating revenues could decline due to macro-economic and other factors outside of our control, such as changes in consumer confidence and declines in employment levels.

        Changes in national and regional economic conditions, as well as local economic conditions where we conduct our operations and where prospective purchasers of our homes live, may result in more caution on the part of homebuyers and consequently fewer home purchases. These economic uncertainties involve, among other things, conditions of supply and demand in local markets and changes in consumer confidence and income, employment levels, and government regulations. These risks and uncertainties could periodically have an adverse effect on consumer demand for and the pricing of our homes, which could cause our operating revenues to decline. A reduction in our revenues could in turn negatively affect the market price of our securities.

A substantial increase in mortgage interest rates or unavailability of mortgage financing may reduce consumer demand for our homes.

        Virtually all purchasers of our homes finance their acquisitions through lenders providing mortgage financing. A substantial increase in mortgage interest rates or unavailability of mortgage financing would adversely affect the ability of prospective first time and move-up homebuyers to obtain financing for our homes, as well as adversely affect the ability of prospective move-up homebuyers to sell their current homes. As a result, our margins, revenues and cash flows may also be adversely affected.

If we are unsuccessful in competing against our homebuilding competitors, our market share could decline or our growth could be impaired and, as a result, our financial results could suffer.

        Competition in the homebuilding industry is intense, and there are relatively low barriers to entry into our business. Increased competition could hurt our business, as it could prevent us from acquiring attractive parcels of land on which to build homes or make such acquisitions more expensive, hinder our market share expansion, and lead to pricing pressures on our homes that may adversely impact our margins and revenues. If we are unable to successfully compete, our financial results could suffer and the value of, or our ability to service, our debt, including the notes could be adversely affected. Our competitors may independently develop land and construct housing units that are superior or substantially similar to our products. Furthermore, some of our competitors have substantially greater financial resources and lower costs of funds than we do. Many of these competitors also have longstanding relationships with subcontractors and suppliers in the markets in which we operate. We currently build in several of the top markets in the nation and, therefore, we expect to continue to face additional competition from new entrants into our markets.

We could experience a reduction in home sales and revenues or reduced cash flows due to our inability to acquire land for our housing developments if we are unable to obtain reasonably priced financing to support our homebuilding activities.

        The homebuilding industry is capital intensive, and homebuilding requires significant up-front expenditures to acquire land and begin development. Accordingly, we incur substantial indebtedness to finance our homebuilding activities. Although we believe that internally generated funds and available borrowings under our revolving credit facility will be available to fund our capital and other expenditures (including land purchases in connection with ordinary development activities), the amounts available from such sources may not be sufficient. If such sources are not sufficient, we would seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financing and/or securities offerings. The amount and types of indebtedness which we may incur are limited by the terms of the indentures governing the notes and our other existing debt. See "Description of Other Existing Indebtedness." In addition, the availability of borrowed funds, especially for land acquisition and construction financing, may be greatly reduced nationally, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. If we are not successful in obtaining sufficient capital to fund our planned capital and other expenditures, we may be unable to acquire land for our housing developments. Additionally, if we cannot obtain additional financing to fund the purchase of land under our option contracts, we may incur contractual penalties and fees.

Our substantial indebtedness could adversely affect our financial condition, limit our growth and make it more difficult for us to satisfy our debt obligations.

        As of June 30, 2004, we had approximately $1,124.1 million of indebtedness outstanding net of unamortized discount of approximately $15.0 million. Our substantial indebtedness could have important consequences to us and the holders of the notes, including among other things,

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  cause us to be unable to satisfy our obligations under our existing or new debt agreements;

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  make us more vulnerable to adverse general economic and industry conditions;

  •
  make it difficult to fund future working capital, land purchases, acquisitions, general corporate purposes or other purposes; and

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  cause us to be limited in our flexibility in planning for, or reacting to, changes in our business.

        In addition, subject to restrictions in our existing debt instruments, we may incur additional indebtedness. In particular, as of June 30, 2004, we had available borrowings of approximately $317.8 million under our revolving credit facility. If new debt is added to our current debt levels, the related risks that we now face could intensify. Our growth plans and our ability to make payments of principal or interest on, or to refinance our indebtedness, including the notes, will depend on our future operating performance and our ability to enter into additional debt and/or equity financings. If we are unable to generate sufficient cash flows in the future to service our debt, we may be required to refinance all or a portion of our existing debt, including the notes, to sell assets or to obtain additional financing. We may not be able to do any of the foregoing on terms acceptable to us, if at all.

Changes in government regulations could restrict our business activities, increase our operating expenses and cause our revenues to decline.

        Regulatory requirements could cause us to incur significant liabilities and operating expenses and could restrict our business activities. We are subject to local, state and federal statutes and rules regulating, among other things certain developmental matters, building and site design, and matters concerning the protection of health and the environment. Our operating expenses may be increased by governmental regulations such as building permit allocation ordinances and impact and other fees and taxes, which may be imposed to defray the cost of providing certain governmental services and improvements. Other governmental regulations, such as building moratoriums and "no growth" or "slow growth" initiatives, which may be adopted in communities which have developed rapidly, may cause delays in home projects or otherwise restrict our business activities resulting in reductions in our revenues. Any delay or refusal to grant us necessary licenses, permits and approvals from government agencies could have an adverse effect on our operations.

We may incur additional operating expenses due to compliance programs or fines, penalties and remediation costs pertaining to environmental regulations within our markets.

        We are subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former use of the site. Environmental laws may result in delays, may cause us to implement time consuming and expensive compliance programs and may prohibit or severely restrict development in certain environmentally sensitive regions or areas. In May 2004 the United States Environmental Protection Agency (the "EPA") announced that it intends to focus its storm water runoff compliance efforts on large national and residential builders, which may lead to the incurrence of additional costs to respond to EPA inquiries and the adoption of additional compliance programs to address any concerns raised by the EPA. We expect that increasingly stringent requirements will be imposed on homebuilders in the future. In addition, environmental regulations can have an adverse impact on the availability and price of certain raw materials such as lumber. Our projects in California are especially susceptible to restrictive government regulations and environmental laws.

We may be subject to significant potential liabilities as a result of construction defect, product liability and warranty claims made against us.

        As a homebuilder, we have been and continue to be subject to construction defect, product liability and home warranty claims, including moisture intrusion and related mold claims, arising in the ordinary course of business. These claims are common to the homebuilding industry and can be costly.

        We and certain of our subsidiaries have been and continue to be named as defendants in various construction defect claims, complaints and other legal actions that include claims related to moisture intrusion and mold. Furthermore, plaintiffs in certain of these legal proceedings (including cases in our Midwestern and Western markets) are seeking class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend and if we were to lose any certified class action suit, it could result in substantial potential liability for us. We record reserves for such matters in accordance with accounting principles generally accepted in the United States of America. With the exception of the matters discussed below, we do not believe that material additional losses related to such matters are reasonably possible.

        As of June 30, 2004, our subsidiary, Trinity Homes LLC, had received 901 construction defect and warranty complaints related to water intrusion. As of June 30, 2004, there were 10 pending lawsuits related to these complaints. One of these suits is a putative class action suit that was filed in Indiana in August 2003 against Trinity and Beazer Homes Investment Corp., another one of our subsidiaries and Trinity's parent. As part of that case, the plaintiffs are asserting that Trinity and Beazer Homes Investment Corp. violated applicable building codes. The complaint attempts to define the purported class to include all owners of a residential structure in Indiana constructed and marketed by Trinity and Beazer Homes Investment Corp. in which a one-inch gap with a vapor barrier does not exist between an exterior brick veneer wall and the surface of the underlying exterior wall. Excluded from the class are any residents who suffer personal injuries caused by mold infestation. No monetary amount was stated in this claim. No hearing on class certification has been held at this time and no hearing for such certification is currently scheduled. Either no or immaterial monetary amounts were stated in the other nine lawsuits pending at June 30, 2004.

        The parties in the putative class action engaged in a series of mediation conferences which resulted in an agreement for a proposed settlement of the case. The agreement establishes an agreed protocol and process for assessment and remediation of the homes. The parties submitted settlement documents to the court, which the court preliminarily approved on August 6, 2004. Notice of the proposed settlement will be mailed to the homeowners in the proposed settlement class. The court has scheduled a Fairness Hearing for October 18, 2004. Although an agreement has been reached between the class representative and Trinity, the terms of the final settlement are subject to, among other things, review and approval by the court. In addition, Trinity has the right to withdraw from the settlement if an agreed-upon number of homeowners opt-out of the settlement. It is anticipated that the process of review and approval of the settlement will not be completed for several months, and it is possible that the final settlement will ultimately not be consummated.

        Although we have obtained insurance for construction defect claims, such policies may not be available or adequate to cover any liability for damages, the cost of repairs, and/or the expense of litigation surrounding current claims, and future claims may arise out of uninsurable events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors.

Our operating expenses could increase if we are required to pay higher insurance premiums or litigation costs for claims involving construction defect and product liability claims, which could cause our net income to decline.

        The costs of insuring against construction defect and product liability claims are high, and the amount and scope of coverage offered by insurance companies is currently limited. This coverage may be further restricted and may become more costly.

        Increasingly in recent years, lawsuits (including class action lawsuits) have been filed against builders, asserting claims of personal injury and property damage caused by the presence of mold in residential dwellings. Our insurance may not cover all of the claims, including personal injury claims, arising from the presence of mold, or such coverage may become prohibitively expensive. If we are not able to obtain adequate insurance against these claims, we may experience losses that could reduce our net income.

        Historically builders have recovered from subcontractors and their insurance carriers a significant portion of the construction defect liabilities and costs of defense that the builders have incurred. Insurance coverage available to subcontractors for construction defects is becoming increasingly expensive, and the scope of coverage is restricted. If we cannot effectively recover from our subcontractors or their carriers, we may suffer greater losses which could decrease our net income.

        Builders' ability to recover against any available insurance policy depends upon the continued solvency and financial strength of the insurance carrier that issued the policy. Many of the states in which we build homes have lengthy statutes of limitations applicable to claims for construction defects. To the extent that any carrier providing insurance coverage to us or our subcontractors becomes insolvent or experiences financial difficulty in the future, we may be unable to recover on those policies and our net income may decline.

We are dependent on the services of certain key employees, and the loss of their services could hurt our business.

        Our future success depends upon our ability to attract, train, assimilate and retain skilled personnel. If we are unable to retain our key employees or attract, train, assimilate or retain other skilled personnel in the future, it could hinder our business strategy and impose additional costs of identifying and training new individuals. Competition for qualified personnel in all of our operating markets is intense. A significant increase in the number of our active communities would necessitate the hiring of a significant number of additional construction managers, which are in short supply in our markets.

We are dependent on the continued availability and satisfactory performance of our subcontractors, which, if unavailable, could have a material adverse effect on our business.

        We conduct our construction operations only as a general contractor. Virtually all construction work is performed by unaffiliated third-party subcontractors. As a consequence, we depend on the continued availability of and satisfactory performance by these subcontractors for the construction of our homes. There may not be sufficient availability of and satisfactory performance by these unaffiliated third-party subcontractors. In addition, inadequate subcontractor resources could have a material adverse effect on our business.

We experience fluctuations and variability in our operating results on a quarterly basis and, as a result, our historical performance may not be a meaningful indicator of future results.

        Our operating results in a future quarter or quarters may fall below expectations of securities analysts or investors and, as a result, the market value of our securities may fluctuate. While we have reported positive annual net income for each of the past five fiscal years, we historically have experienced, and expect to continue to experience, variability in home sales and net earnings on a quarterly basis. As a result of such variability, our historical performance may not be a meaningful indicator of future results. Our quarterly results of operations may continue to fluctuate in the future as a result of a variety of both national and local factors, including, among others,

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  the timing of home closings and land sales;

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  our ability to continue to acquire additional land or secure option contracts to acquire land on acceptable terms;

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  conditions of the real estate market in areas where we operate and of the general economy;

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  seasonal home buying patterns; and

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  other changes in operating expenses, including the cost of labor and raw materials, personnel and general economic conditions.

The occurrence of natural disasters could increase our operating expenses and reduce our revenues and cash flows.

        The climates and geology of many of the states in which we operate, including California, Florida, Georgia, North Carolina, South Carolina, Tennessee and Texas, present increased risks of natural disasters. To the extent that hurricanes, severe storms, earthquakes, droughts, floods, wildfires or other natural disasters or similar events occur, our homes under construction or our building lots in such states could be damaged or destroyed, which may result in losses exceeding our insurance coverage. Any of these events could increase our operating expenses, impair our cash flows and reduce our revenues, which could in turn negatively affect the market price of our securities.

Future terrorist attacks against the United States or increased domestic or international instability could have an adverse effect on our operations.

        Adverse developments in the war on terrorism, future terrorist attacks against the United States, or any outbreak or escalation of hostilities between the United States and any foreign power, including the armed conflict with Iraq, may cause disruption to the economy, our company, our employees and our customers, which could adversely affect our revenues, operating expenses, and financial condition.

Risks Related to the Securities

We may be unable to generate sufficient cash to service our debt obligations and make payments on the notes.

        Our ability to pay our expenses and to pay the principal of and interest on the notes and our other debt depends on our ability to generate positive cash flows in the future. Our operations may not generate cash flows in an amount sufficient to enable us to pay the principal of and interest on our debt (including the notes) or to fund other liquidity needs.

        Our annual debt service obligations vary from year to year, principally due to the variable interest rates on our revolving credit facility and term loan and our level of borrowings under the revolving credit facility. As of June 30, 2004, our annual debt service obligations were approximately $86.8 million. A change of one percentage point in the annual interest rate applicable to our $200.0 million of variable rate debt outstanding on June 30, 2004, would result in a fluctuation of approximately $1.5 million in our annual interest expense.

        If we do not have sufficient cash flows from operations, we may be required to incur additional indebtedness, refinance all or part of our existing debt (including the notes) or sell assets. Our ability to borrow funds under our revolving credit facility in the future will depend on our meeting the financial covenants in such revolving credit facility, and sufficient borrowings may not be available to us. In addition, the terms of existing or future debt agreements may restrict us from effecting any of these alternatives. Any inability to generate sufficient cash flows or refinance our debt on favorable terms could significantly adversely affect our financial condition, the value of the notes and our ability to pay the principal of and interest on our debt, including the notes.

We may be unable to meet our debt service obligations, including under the notes, if our subsidiaries are unable to make distributions to us.

        We are a holding company and conduct all of our operations through our subsidiaries. Our ability to meet our debt service obligations depends upon our receipt of dividends from our subsidiaries. Subject to the restrictions contained in our other outstanding debt, future borrowings by our subsidiaries could contain restrictions or prohibitions on the payment of dividends by our subsidiaries to us. In addition, under applicable law, our subsidiaries could be limited in the amounts that they are permitted to pay us as dividends on their capital stock.

Our indentures and our other debt instruments impose significant operating and financial restrictions which may limit our ability to operate our business.

        The indentures for our outstanding notes and our other debt instruments impose significant operating and financial restrictions on us. These restrictions will limit our ability to, among other things:

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  borrow money;

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  pay dividends or make distributions on, or purchase or redeem, stock;

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  make investments and extend credit;

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  engage in transactions with our affiliates;

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  consummate certain asset sales;

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  consolidate or merge with another entity or sell, transfer, lease, or otherwise dispose of all or substantially all of our assets; and

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  create liens on our assets.

        It is possible that these covenants will adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities.

        In addition, the indentures governing our outstanding notes and our other debt instruments require us to maintain specified financial ratios and satisfy certain financial condition tests which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives in order to avoid an event of default. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. It is possible that we will not meet those tests and that any failure to meet those tests will not be waived. A breach of any of these covenants or our inability to maintain the required financial ratios could result in a default under the related indebtedness. If a default occurs, some or all of our outstanding debt, together with accrued interest and other fees, could be declared immediately due and payable.

If a court voids the guarantees or finds them unenforceable, note holders may only submit creditor claims against us and any subsidiary guarantors whose obligations are not set aside.

        The notes are guaranteed by all of our existing and future subsidiaries (other than certain of our title and warranty subsidiaries) that are significant. The guarantee of any particular subsidiary guarantor may be subject to review and possible avoidance under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance and fraudulent transfer laws if a bankruptcy or reorganization case is commenced by or against such subsidiary guarantor or a lawsuit is commenced or a judgment is obtained by an unpaid creditor of such subsidiary guarantor. If a guarantee is voided as a fraudulent conveyance or fraudulent transfer or found to be unenforceable for any other reason, you will not have a claim against that subsidiary guarantor and will only be a creditor of ours or any subsidiary guarantor whose obligation was not set aside or found to be unenforceable.

The notes are unsecured and effectively subordinated to any secured indebtedness that we or the subsidiary guarantors may incur, which means note holders may recover less than the lenders of secured debt in the event of our bankruptcy or liquidation.

        The notes are our unsecured obligations. While we and the subsidiary guarantors currently do not have any material secured debt, the indenture governing the notes does not restrict our or our subsidiaries' ability to incur debt or to secure indebtedness without equally and ratably securing the notes. If we become insolvent or are liquidated, or if payment under any of our secured debt obligations is accelerated, our lenders would be entitled to exercise the remedies available to a secured lender under collateral before the holders of the notes. As a result, the notes will be effectively subordinated to any secured indebtedness we may incur in the future to the extent of the value of the assets securing that indebtedness, and the holders of the notes may recover ratably less than the lenders of our secured debt in the event of our bankruptcy or liquidation. In addition, the guarantees of the subsidiary guarantors will also be unsecured. Any secured indebtedness that these subsidiaries may incur will similarly be effectively senior to such guarantee obligations.

The price of our common stock may fluctuate widely in the future, which would affect the market value of the notes.

        We expect that the market price of our notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. The market price of our common stock will likely continue to fluctuate in response to factors including the following, many of which are beyond our control:

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  quarterly fluctuations in our operating and financial results;

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  changes in financial estimates and recommendations by financial analysts;

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  changes in the ratings of our notes or other securities;

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  developments related to litigation or regulatory proceedings involving us;

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  fluctuations in the stock prices and operating results of our competitors;

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  dispositions, acquisitions and financings; and

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  general conditions in the industries in which we operate.

        The stock markets in general, including the New York Stock Exchange, recently have experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may affect adversely the market prices of our notes and our common stock.

We may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other purchase date, as required by the indenture governing the notes.

        On June 15, 2011, June 15, 2014 and June 15, 2019, holders of the notes may require us to purchase their notes for cash. In addition, holders of the notes also may require us to purchase their notes upon a Fundamental Change as described under "Description of the Notes—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder." A Fundamental Change also may constitute an event of default under, and result in the acceleration of the maturity of, other indebtedness under another indenture or other agreement, including our credit facility. A default under our revolving credit facility and term loan would result in an event of default under the indentures governing our outstanding senior notes and notes offered hereby if the lenders were to accelerate the indebtedness under our revolving credit facility and term loan. The indentures governing our outstanding senior notes may require us to purchase such notes at price equal to 101% of the principal amount thereof plus accrued and unpaid interest upon the occurrence of a Fundamental Change.

        If a Fundamental Change occurs, we may not have sufficient financial resources, or be able to arrange financing, to pay the purchase price for the notes tendered by holders or to satisfy our obligations under our other debt instruments. The source of funds for any purchase of notes pursuant to a purchase of notes by us at the option of a holder or a Fundamental Change will be our available cash or cash generated from our operations or other sources, including borrowing, sales of assets or sales of equity. If we did not have sufficient cash on hand, we could seek to refinance the indebtedness under our credit facility, our outstanding senior notes or obtain a waiver from the lenders or the holders of our outstanding senior notes. However, we may not be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms, if at all. In addition, the terms of our credit facility limit our ability to purchase the notes and any of our future debt agreements may contain similar restrictions and provisions. If the holders of the notes exercise their right to require us to repurchase the notes pursuant to a purchase of notes by us at the option of a holder or a Fundamental Change, the financial effect of this repurchase could cause a default under our other debt, even if the Fundamental Change itself would not cause a default. Failure by us to purchase the notes when required will result in an event of default with respect to the notes.

Note holders may not be entitled to require us to repurchase the notes in connection with certain transactions because the term "all or substantially all" in the context of a Fundamental Change has no clearly established meaning under the relevant law.

        One of the ways a Fundamental Change can occur under the indenture governing the notes is upon a sale of all or substantially all of our assets. The meaning of the phrase "all or substantially all" as used in that definition varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under applicable law and is subject to judicial interpretation.

Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a Fundamental Change has occurred and whether you have the right to require us to repurchase the notes.

We could enter into transactions that would not constitute a Fundamental Change giving rise to an obligation to repurchase the notes, but that could substantially increase the amount of our indebtedness.

        The holders of notes have limited rights to require us to purchase or redeem the notes in the event of a takeover, recapitalization or similar restructuring unless such transaction results in a "Fundamental Change" as such term is defined in the indenture governing the notes. Consequently, the Fundamental Change provisions of the indenture may not afford the holders of the notes any protection in a highly leveraged transaction, including a transaction initiated by us, if the transaction does not result in a Fundamental Change or otherwise result in an event of default under the indenture. Such transactions could affect our capital structure or credit ratings or otherwise adversely affect the holders of the notes by affecting the value of the notes or the note holders' access to our and our subsidiaries' assets for repayment.

You should consider the United States federal income tax consequences of owning the notes.

        We are treating the notes as indebtedness for United States federal income tax purposes and take the position that the notes are subject to the special regulations governing contingent payment debt instruments (which we refer to as the "CPDI regulations"). Under the CPDI regulations, you will be required to include amounts in income, as original issue discount, in advance of cash you receive on a note, and to accrue interest on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible fixed rate borrowing, 7.32% compounded semiannually, even though the notes will have a materially lower stated fixed rate of interest. As a result, you will recognize taxable income significantly in excess of cash received while the notes are outstanding. In addition, you will recognize ordinary income upon a sale, exchange, conversion, redemption or repurchase of the notes at a gain. In computing such gain, the amount realized by you will include, in the case of a conversion, the amount of cash and the fair market value of shares of our common stock received. To understand how this may affect you, you should seek advice from your own tax advisor prior to purchasing these notes. Please read "Material United States Federal Income Tax Considerations" in this prospectus.

        Legislation has been proposed regarding the manner in which holders of certain convertible debt instruments with contingent payments are required to take into account amounts such as original issue discount and contingent interest with respect to such instruments. A different treatment of the notes could affect the amount, timing and character of income, gain or loss with respect to an investment in the notes. We cannot predict whether any such legislation will be enacted, what the specific terms or effective date of any such legislation will be, or how, if at all, such legislation could have an adverse effect on the notes. You should seek advice from your own tax advisor as to the potential consequences of any such legislation on the notes.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

        If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights in the common stock if and when we deliver shares of common stock to you upon conversion of your notes and in limited cases under the conversion rate adjustments of the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We may issue preferred stock and additional shares of common stock and thereby materially and adversely affect the price of our common stock.

        Our organizational documents allow us to issue preferred stock with rights senior to those of our common stock without any further vote or action by our stockholders. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. In some circumstances, the issuance of preferred stock could have the effect of decreasing the market price of our common stock. Additionally, we are not restricted from issuing additional common stock during the life of the notes and have no obligation to consider your interests for any reason. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock and, in turn, the price of the notes.

Anti-takeover provisions in our organizational documents and Delaware law make any change in the control of our company more difficult.

        We are subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder's acquisition or our stock was approved in advance by our board of directors. Further, we have adopted a stockholder rights plan which is designed to prevent, or make more expensive, a hostile takeover of Beazer Homes. Under our plan, once an acquirer acquires more than 20% of our common stock, rights to purchase shares of preferred stock that attach to each share of common stock that we issue become exercisable by all common stockholders other than the acquirer, diluting substantially the value of the common stock previously purchased by the acquirer.

There is no established trading market for the notes, which means there are uncertainties regarding the ability of a holder to dispose of the notes and the potential sale price.

        There is no established trading market for the new notes, which means you may be unable to sell your notes at a particular time and the prices that you receive when you sell your notes might not be favorable. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation systems. The initial purchasers of the notes have advised us that they intend to make a market in the notes, but they are not obligated to do so. Each such initial purchaser may discontinue any market making in the notes at any time, in its sole discretion. As a result, an active trading market for the notes may not develop.

        The trading market for the notes may not be liquid. Future trading prices of the notes will depend on many factors, including

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  our operating performance and financial condition; and

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  the market for similar securities.

        Historically, the market for convertible securities has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions, which could reduce the market price of our securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

        This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our expectations or beliefs concerning future events, and it is possible that that the results described in this prospectus will not be achieved. These forward-looking statements can generally be identified by the use of statements that include words such as "estimate," "project," "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will," "goal," "target" or other similar words or phrases. All forward-looking statements are based upon information available to us on the date of this prospectus. Except as may be required under applicable law, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including, among other things, the matters discussed in this prospectus in the sections captioned: "Summary" and "Risk Factors." Additional information about factors that could lead to material changes in performance is contained in our filings with the Securities and Exchange Commission, referred to in this prospectus as the SEC. Such factors may include:

  •
  economic changes nationally or in our local markets;

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  volatility of mortgage interest rates and inflation;

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  increased competition;

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  shortages of skilled labor or raw materials used in the production of houses;

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  increased prices for labor, land and raw materials used in the production of houses;

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  increased land development costs on projects under development;

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  the cost and availability of insurance, including the availability of insurance for the presence of mold;

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  the impact of construction defect and home warranty claims;

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  any delays in reacting to changing consumer preference in home design;

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  terrorist acts and other acts of war;

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  changes in consumer confidence;

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  delays or difficulties in implementing initiatives to reduce our production and overhead cost structure;

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  delays in land development or home construction resulting from adverse weather conditions;

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  potential delays or increased costs in obtaining necessary permits as a result of changes to, or complying with, laws, regulations or governmental policies;

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  changes in accounting policies, standards, guidelines or principles, as may be adopted by regulatory agencies as well as the Financial Accounting Standards Board;

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  the failure of our improvement plan for the Midwest to achieve desired results; or

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  other factors over which we have little or no control.

        Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all such factors.

USE OF PROCEEDS

        We will not receive any proceeds from the resale by the selling securityholders of the notes or the shares of our common stock which are issuable upon conversion of the notes. We received net proceeds from the sale of the notes of approximately $174.1 million, after deducting the initial purchasers' discounts and commissions and estimated offering expenses payable by us. We will use the net proceeds from the sale of the notes for general corporate purposes, including land acquisition and share repurchases from time to time under our previously announced repurchase program.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated. The historical ratios are prepared on a consolidated basis in accordance with GAAP, and, therefore, reflect all consolidated earnings and fixed charges.

        The ratio of earnings to fixed charges for each of the periods is determined by dividing earnings by fixed charges. Earnings consist of income from operations before income taxes, amortization of previously capitalized interest and fixed charges, exclusive of capitalized interest cost. Fixed charges consist of interest incurred, amortization of deferred loan costs and that portion of operating lease rental expense (33%) deemed to be representative of interest.

	Fiscal Year Ended September 30,
						Nine Months Ended June 30, 2004
	1999	2000	2001	2002	2003
Ratio of earnings to fixed charges	3.06x	3.08x	4.13x	4.56x	4.99x	5.23x

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2004. This table should be read in conjunction with our historical financial statements and related notes in our annual report on Form 10-K for the year ended September 30, 2003 and our quarterly reports on Form 10-Q for the quarters ended December 31, 2003, March 31, 2004 and June 30, 2004, as well as the sections of our annual report on Form 10-K and our quarterly reports on Form 10-Q incorporated herein by reference entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

As of June 30, 2004
($ in thousands)
Cash and cash equivalents	$199,627
Debt:
Revolving credit facility(1)	$—
Term loan	200,000
8 5/8% Senior notes due 2011 (net of discount of $2,367)	197,633
8 3/8% Senior notes due 2012 (net of discount of $5,484)	344,516
6 1/2% Senior notes due 2013 (net of discount of $1,789)	198,211
4 5/8% Convertible senior notes due 2024 (net of discount of $5,400)	174,600
Other notes payable	9,107

Total debt	1,124,067
Stockholders' equity:
Preferred stock, $.01 par value; 5,000,000 shares authorized and no shares issued and outstanding	—
Common stock, $.01 par value; 30,000,000 shares authorized; 17,650,822 shares issued and 13,512,946 shares outstanding(2)	177
Additional paid-in capital	579,409
Retained earnings	662,982
Treasury stock (4,137,876 shares)	(88,150)
Unearned restricted stock	(15,484)
Accumulated other comprehensive loss	(1,251)

Total stockholders' equity	1,137,683

Total capitalization	$2,261,750

(1)
As of June 30, 2004, there were no outstanding borrowings under our revolving credit facility. At that date, we had available borrowings of $317.8 million under our revolving credit facility.

(2)
Excludes an aggregate of 897,005 shares of our common stock reserved for outstanding options and restricted stock units under our Amended and Restated 1994 Stock Incentive Plan, Amended and Restated 1999 Stock Incentive Plan and our Non-Employee Director Stock Option Plan. The number of common shares issued and outstanding shown above excludes the shares of our common stock reserved for issuance upon a conversion of the notes.

DESCRIPTION OF OTHER EXISTING INDEBTEDNESS

The revolving credit facility; the term loan

        We entered into an amended and restated credit facility, dated as of May 28, 2004, among Beazer Homes, Bank One, NA, as agent, and the other banks party thereto which provides for a four-year revolving line of credit and a $200.0 million term loan.

        The revolving credit facility provides for up to $550.0 million of unsecured borrowings, which may be increased to $800.0 million under certain circumstances. Borrowings under the revolving credit facility generally bear interest at a fluctuating rate based upon the corporate base rate of interest announced by Bank One, NA or LIBOR. All outstanding borrowings under the revolving credit facility will be due on June 1, 2008.

        Available borrowings under the revolving credit facility are limited to certain percentages of homes under contract, unsold homes, land and accounts receivable. At June 30, 2004, we had no borrowings outstanding and had available borrowings of approximately $317.8 million under our revolving credit facility.

        The term loan matures in June 2008 and extends and amends our $200 million term loan that was scheduled to mature in June 2007. The term loan bears interest at a fluctuating rate based upon the corporate base rate of interest announced by Bank One, NA or LIBOR.

        Our credit facility contains operating and financial covenants applicable to the revolving credit facility and the term loan. These financial covenants are based on definitions contained in the credit facility. The financial covenants provide that our:

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  minimum consolidated tangible net worth may not be less than $662.0 million plus 50% of net income earned after March 31, 2004 plus 50% of the net proceeds received after March 31, 2004 from the sale or issuance of our common equity. However, if we consummate an acquisition for a total consideration of $100.0 million or more, then our consolidated tangible net worth may not be less than 80% of our consolidated tangible net worth immediately following the acquisition plus 50% of net income earned after the acquisition plus 50% of the net proceeds received after the acquisition from the sale or issuance of our common equity;

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  ratio of consolidated debt to consolidated net worth may not exceed 2.25 to 1 at any time our interest coverage ratio is at least 2.5 to 1. If our interest coverage ratio is less than 2.5 to 1, then our ratio of consolidated debt to consolidated net worth may not exceed 2.0 to 1;

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  outstanding borrowing base debt may not exceed the borrowing base at any time the revolving credit facility and the term loan do not have an S&P rating of BBB- or higher or a Moody's rating of Baa3 or higher;

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  interest coverage ratio must be at least 2.0 to 1.0; and

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  ratio of adjusted land value to the sum of our consolidated tangible net worth plus 50% of our consolidated subordinated debt may not exceed 1.0 to 1.0.

        For purposes of the last covenant described above, "adjusted land value" is defined as the book value of land owned by us and our subsidiaries, less (i) the sum of (a) the book value of finished lots subject to bona fide contracts of sale with persons who are not our affiliates and (b) the lesser of (x) the product of the number of housing units with respect to which we and our subsidiaries entered into contracts of sale during the six-month period ending on the measurement date multiplied by the average book value of all finished lots as of such date and (y) forty percent of consolidated tangible net worth as of such date.

        We expect to comply with each of the financial and operational covenants in our amended and restated credit facility.

        Neither the revolving credit facility nor the term loan restricts distributions to us by our subsidiaries.

The 8 5/8% senior notes

        In May 2001, we issued $200.0 million principal amount of our 8 5/8% Senior Notes, which mature on May 15, 2011. All of our 8 5/8% Senior Notes are currently outstanding. Interest on the 8 5/8% Senior Notes is payable semiannually. We are permitted, at our option, to redeem the 8 5/8% Senior Notes in whole or in part at any time after May 15, 2006, at a redemption price initially at 104.3125% of the principal amount, declining ratably to 100% of the principal amount thereof on or after May 15, 2009, in each case together with accrued interest. The 8 5/8% Senior Notes are unsecured and rank pari passu with, or senior in right of payment to, all our other existing and future indebtedness.

        The indenture governing the 8 5/8% Senior Notes contains certain restrictive covenants, including covenants which restrict our ability and our subsidiaries ability from (i) declaring any dividends or making other distributions on, or redeeming our equity securities, including our common stock; (ii) redeeming or otherwise acquiring any of our subordinated indebtedness or certain indebtedness of our subsidiaries; (iii) making certain investments; (iv) incurring additional indebtedness; (v) selling or leasing assets or property not in the ordinary course of business; (vi) undergoing certain fundamental changes (such as mergers, consolidations and liquidations); (vii) creating certain liens; (viii) entering into certain transactions with affiliates; and (ix) imposing additional future restrictions on upstream payments from certain subsidiaries, all as set forth in the indenture governing the 8 5/8% Senior Notes. In addition, the indenture governing the 8 5/8% Senior Notes provides that in the event of defined changes in control or if our consolidated tangible net worth falls below a specified level or, in certain circumstances, upon sale of assets, we are required to make an offer to repurchase certain specific amounts of outstanding 8 5/8% Senior Notes.

The 8 3/8% senior notes

        In April 2002, we issued $350.0 million principal amount of our 8 3/8% Senior Notes, which mature on April 15, 2012. All of our 8 3/8% Senior Notes are currently outstanding. Interest on the 8 3/8% Senior Notes is payable semiannually. We are permitted, at our option, to redeem the 8 3/8% Senior Notes in whole or in part at any time after April 15, 2007, at the redemption prices initially at 104.188% of the principal amount, declining ratably to 100% of the principal amount thereof on or after April 15, 2010, in each case together with accrued interest. A portion of the 8 3/8% Senior Notes may also be redeemed prior to April 2005 under certain conditions. The 8 3/8% Senior Notes are unsecured and rank pari passu with, or senior in right of payment to, all our other existing and future indebtedness.

        The indenture governing the 8 3/8% Senior Notes contains certain restrictive covenants, including covenants which restrict our ability and our subsidiaries ability from (i) declaring any dividends or making other distributions on, or redeeming our equity securities, including our common stock; (ii) redeeming or otherwise acquiring any of our subordinated indebtedness or certain indebtedness of our subsidiaries; (iii) making certain investments; (iv) incurring additional indebtedness; (v) selling or leasing assets or property not in the ordinary course of business; (vi) undergoing certain fundamental changes (such as mergers, consolidations and liquidations); (vii) creating certain liens; (viii) entering into certain transactions with affiliates; and (ix) imposing additional future restrictions on upstream payments from certain subsidiaries, all as set forth in the indenture governing the 8 3/8% Senior Notes. In addition, the indenture governing the 8 3/8 % Senior Notes provides that in the event of defined changes in control or if our consolidated tangible net worth falls below a specified level or, in certain circumstances, upon the sale of assets, we are required to make an offer to repurchase certain specific amounts of outstanding 8 3/8% Senior Notes.

The 6 1/2% senior notes

        In November 2003 we issued $200.0 million principal amount of our 6 1/2% Senior Notes which mature on November 15, 2013. We are permitted, at our option, to redeem the 6 1/2% Senior Notes in whole or in part at any time after November 2008, initially at 103.250% of the principal amount, declining ratably to 100% of the principal amount thereof on or after November 15, 2011, in each case together with accrued interest. We may redeem the 6 1/2% Senior Notes, in whole or in part, at any time before November 15, 2008 at a redemption price equal to the principal amount thereof plus a "make-whole" premium, plus accrued and unpaid interest. A portion of such notes may also be redeemed prior to November 15, 2006 under certain conditions. The 6 1/2% Senior Notes are unsecured and rank pari passu with, or senior in right of payment to, all our other existing and future indebtedness.

        The indenture governing the 6 1/2% Senior Notes contains certain restrictive covenants, including covenants which restrict our ability and our subsidiaries ability from (i) declaring any dividends or making other distributions on, or redeeming our equity securities, including our common stock; (ii) redeeming or otherwise acquiring any of our subordinated indebtedness or certain indebtedness of our subsidiaries; (iii) making certain investments; (iv) incurring additional indebtedness; (v) selling or leasing assets or property not in the ordinary course of business; (vi) undergoing certain fundamental changes (such as mergers, consolidations and liquidations); (vii) creating certain liens; (viii) entering into certain transactions with affiliates; and (ix) imposing additional future restrictions on upstream payments from certain subsidiaries, all as set forth in the indenture governing the 6 1/2% Senior Notes. In addition, the indenture governing the 6 1/2% Senior Notes provides that in the event of defined changes in control or if our consolidated tangible net worth falls below a specified level or, in certain circumstances, upon the sale of assets, we are required to make an offer to repurchase certain specific amounts of outstanding 6 1/2% Senior Notes.

        All of our subsidiaries (other than certain of our title and warranty subsidiaries) that are significant are full and unconditional guarantors of our 8 5/8% Senior Notes, 8 3/8% Senior Notes and 6 1/2% Senior Notes and our obligations under our revolving credit facility and the term loan. Each significant subsidiary is a 100% owned subsidiary of ours. Certain of our title and warranty subsidiaries do not guarantee our senior notes or our credit facility, and will not guarantee the notes offered hereby.

DESCRIPTION OF THE NOTES

        Definitions for certain defined terms may be found under "Certain Definitions" appearing below. References in this description of the notes to "we," "our," "ours," "us" and the "Company" refer to Beazer Homes USA, Inc. only and not to any of its subsidiaries unless the context otherwise requires.

        The notes are issued under an indenture, dated as of June 8, 2004, among the Company, the Guarantors and SunTrust Bank, as trustee. The following summaries of certain provisions of the indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the indenture, including the definitions of certain terms therein. Wherever particular sections or defined terms of the indenture not otherwise defined herein are referred to, such sections or defined terms shall be incorporated herein by reference.

General

        The notes are general unsecured senior obligations of the Company in the aggregate principal amount of $180.0 million and will mature on June 15, 2024. The notes are issued in registered form without coupons only in denominations of $1,000 and integral multiples of $1,000.

        Interest on the notes accrues at the rate of 4 5/8% per year. We will pay interest on the notes in arrears on each June 15 and December 15, beginning December 15, 2004, to the person or persons in whose names the notes are registered at the close of business on the June 1 or December 1 immediately preceding the relevant interest payment date, except that we will pay interest payable at maturity or on a repurchase or redemption date to the person or persons to whom principal is payable. If any date on which interest is payable is not a business day, we will pay interest on the next business day (without any interest or other payment due on the delay). Interest on the notes is calculated on the basis of a 360-day year consisting of twelve 30-day months and, in the case of an incomplete month, the actual number of days elapsed. If the maturity date or any redemption date or purchase date (including upon the occurrence of a Fundamental Change, as described below) for the notes falls on a day that is not a business day, we will pay the interest and principal payable on the next business day (without any interest or other payment due on the delay). The term "business day," when used with respect to any place of payment for the notes, means a day other than a Saturday or a Sunday, a legal holiday or a day on which banking institutions or trust companies in that place of payment are authorized or obligated by law to close.

        In addition, we will pay contingent interest and additional amounts on the notes under the circumstances described below under "Contingent Interest" and "Registration Rights."

        Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be.

        Holders may present notes for conversion at the office of the conversion agent and may present notes for exchange or for registration of transfer at the office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York. We will not charge a service charge for any exchange or registration of transfer of notes. However, we may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange. The trustee serves as the initial conversion agent, paying agent, registrar and transfer agent for the notes. At any time, we may designate additional paying agents and transfer agents. However, at all times we are required to maintain a paying agent and transfer agent for the notes in the Borough of Manhattan, The City of New York.

        Any monies deposited with the trustee or any paying agent or then held by us in trust for the payment of principal, premium, if any, and interest (including contingent interest and additional amounts, if any) on the notes that remains unclaimed for two years after the date the payments became due and payable, shall, at our request, be repaid to us or released from trust, as applicable, and the holder of the note shall thereafter look, as a general unsecured creditor, only to us for payment thereof.

The Subsidiary Guarantees

        The notes are guaranteed by each of our subsidiaries that guarantees our indebtedness under our amended and restated credit facility or our publicly traded (including in the Rule 144A market) indebtedness, including, without limitation, our other outstanding senior notes, or whose property secures such indebtedness. We refer to such indebtedness herein as "applicable indebtedness." The Subsidiary Guarantors comprise all of our subsidiaries (other than certain of our title and warranty subsidiaries) that are significant. Each of the Subsidiary Guarantors (so long as they remain our subsidiaries) unconditionally guarantee on a joint and several basis all of our obligations under the notes, including our obligations to pay principal, premium, if any, and interest (including contingent interest and additional amounts, if any) with respect to the notes. The subsidiary guarantees are unsecured obligations of the Subsidiary Guarantors ranking equally in right of payment with all existing and future unsecured indebtedness of the Subsidiary Guarantors that is not, by its terms, expressly subordinated in right of payment to the subsidiary guarantees. Except as provided in "Limitations on Mergers and Consolidations" below, we are not restricted from selling or otherwise disposing of any of the Subsidiary Guarantors.

        The indenture provides that each subsidiary (other than certain of our title and warranty subsidiaries or, in our discretion, any subsidiary the assets of which have a book value of not more than $5.0 million) is a Subsidiary Guarantor and, at our discretion, any other subsidiary may be a Subsidiary Guarantor.

        Upon the release of a guarantee by a Subsidiary Guarantor under all then outstanding applicable indebtedness, the subsidiary guarantee of such Subsidiary Guarantor under the indenture will be released and discharged. In the event that any such released Subsidiary Guarantor thereafter guarantees any applicable indebtedness (or if any released guarantee under any applicable indebtedness is reinstated or renewed), then any such released Subsidiary Guarantor will guarantee the notes on the terms and conditions set forth in the indenture.

Ranking

        The notes are our general, unsecured and unsubordinated obligations. The subsidiary guarantees are general, unsecured and unsubordinated obligations of the Subsidiary Guarantors. The notes and the subsidiary guarantees rank equally in right of payment with all of our and the Subsidiary Guarantors' other existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our and our Subsidiary Guarantors' future subordinated debt. In addition, the notes effectively rank junior to any secured indebtedness that we or the Subsidiary Guarantors may incur to the extent of the value of the assets securing such indebtedness. Substantially all of the operations of the Company are conducted through the Subsidiary Guarantors, which comprise all of the significant subsidiaries of the Company. As a result, the Company is dependent upon the earnings and cash flow of the Subsidiary Guarantors to meet its obligations, including obligations with respect to the notes.

        As of June 30, 2004, we and the Subsidiary Guarantors had outstanding approximately $1,124.1 million of unsecured and unsubordinated indebtedness ranking equally in right of payment with the notes, and approximately $317.8 million of available borrowings under our amended and restated revolving credit facility. The indenture will not limit the amount of indebtedness we or our subsidiaries may incur.

Contingent Interest

        We will pay contingent interest to the holders of notes during any six-month interest period from June 15 to December 14 or from December 15 to June 14 commencing on or after June 15, 2009 for which the average trading price of a note for the applicable five trading day reference period equals or exceeds 120% of the principal amount of the note as of the day immediately preceding the first day of the applicable six-month interest period. The five trading day reference period means the five trading days ending on the second trading day immediately preceding the relevant six-month interest period.

        During any period when contingent interest shall be payable, the contingent interest payable per note in respect of any six-month interest period will equal 0.25% of the average trading price of the note for the applicable five trading day reference period.

        The record date and payment date for contingent interest, if any, will be the same as the regular record date and payment date for the semiannual interest payments on the notes.

        The "trading price" of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the bid solicitation agent for $5.0 million principal amount of notes at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated, nationally recognized securities dealers we select, provided that if:

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  at least three such bids are not obtained by the bid solicitation agent, or

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  in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes,

then the trading price of the notes will equal (a) the then applicable conversion rate of the notes multiplied by (b) the average last reported sale price of our common stock for the five trading days ending on such determination date.

        The "last reported sale price" of our common stock on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded (which is presently the New York Stock Exchange) or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market.

        If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the "last reported sale price" will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization.

        If our common stock is not so quoted, the "last reported sale price" will be the average of the midpoint of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

        The bid solicitation agent will initially be the trustee. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from nationally recognized securities dealers that are believed by us to be willing to bid for the notes.

        We will notify the holders of the notes upon a determination that they will be entitled to receive contingent interest during a six-month interest period. In connection with providing such notice, we will issue a press release and publish a notice containing information regarding the contingent interest determination in a newspaper of general circulation in The City of New York or publish the information on our web site or through such other public medium as we may use at that time.

Optional Redemption

        No sinking fund is provided for the notes. Prior to June 15, 2009, the notes will not be redeemable. On or after June 15, 2009, we may redeem for cash all or part of the notes at any time, upon not less than 30 nor more than 60 days' notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, at the following redemption prices (expressed in percentages of the principal amount thereof) together, in each case, with accrued and unpaid interest (including contingent interest and additional amounts, if any) to the date fixed for redemption, if redeemed during the 12-month period beginning on June 15 of each year indicated below:

Year	Percentage
2009	101.321%
2010	100.661%
2011 and thereafter	100.000%

        If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

        If the trustee selects a portion of your note for partial redemption and you convert a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.

        In the event of any redemption in part, we will not be required to:

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  issue, register the transfer of or exchange any note during a period of 15 days before the mailing of the redemption notice, or

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  register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

Conversion Rights

        Subject to the conditions and during the periods and under the circumstances described below, holders may convert each of their notes into shares of our common stock initially at a conversion rate of 6.48 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of $154.32 per share of common stock) at any time prior to the close of business on June 15, 2024. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the "applicable conversion rate" and the "applicable conversion price," respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder's notes so long as the notes converted are an integral multiple of $1,000 principal amount.

        Except as otherwise described below, you will not receive any cash payment representing accrued and unpaid interest (including contingent interest, if any) upon conversion of a note, and we will not adjust the conversion rate to account for the accrued and unpaid interest (including contingent interest, if any). Upon conversion we will deliver to you a fixed number of shares of our common stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the last reported sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock will be deemed to satisfy our obligation to pay the principal amount of the notes, including accrued and unpaid interest (including contingent interest, if any). Accrued and unpaid interest (including contingent interest, if any) will be deemed paid in full rather than canceled, extinguished or forfeited. Notwithstanding conversion of any notes, the holders of the notes and any common stock issuable upon conversion thereof will continue to be entitled to receive additional amounts in accordance with the registration rights agreement. See "Registration Rights."

        If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax.

        If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable conversion notice, together, if the notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The conversion agent will, on the holder's behalf, convert the notes into shares of our common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent. A certificate for the number of full shares of our common stock into which any notes are converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date.

        If a holder has already delivered a purchase notice as described under either "—Purchase of Notes by Us at the Option of the Holder" or "Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder" with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

        Holders of notes at the close of business on a regular record date will receive payment of interest, including contingent interest, if any, payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on such regular record date. Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the immediately following interest payment date must be accompanied by payment of an amount equal to the interest, including contingent interest, if any, that the holder is to receive on the notes; provided, however, that no such payment need be made if (1) we have specified a redemption date that is after a record date and on or prior to the immediately following interest payment date, (2) we have specified a purchase date following a Fundamental Change that is during such period or (3) any overdue interest (including overdue contingent interest, if any) exists at the time of conversion with respect to such notes to the extent of such overdue interest. The holders of the notes and any common stock issued upon conversion thereof will continue to be entitled to receive additional amounts in accordance with the registration rights agreement.

        Holders may surrender their notes for conversion into shares of our common stock prior to stated maturity only under the circumstances described below. For a discussion of the federal income tax consequences of a conversion of the notes into our common stock, see "Material United States Federal Income Tax Considerations."

        Conversion Upon Satisfaction of Sale Price Condition.    A holder may surrender any of its notes for conversion into shares of our common stock in any calendar quarter (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the applicable conversion price.

        Conversion Upon Satisfaction of Trading Price Condition.    A holder may surrender any of its notes for conversion into shares of our common stock during the five business day period after any five consecutive trading day period in which the "trading price" per note, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate for each day during such period; provided that if, on the date of any such conversion, the last reported sale price of our common stock is between 100% and 120% of the applicable conversion price, then such holder will receive, in lieu of common stock based on the applicable conversion rate, cash, common stock or a combination of cash and common stock, at our option, with a value equal to the principal amount of the notes converted, plus accrued and unpaid interest, including contingent and additional interest, if any, to the conversion date, which we refer to as a "Principal Value Conversion." If a holder surrenders notes for conversion and it is a Principal Value Conversion, we will notify such holder by the second trading day following the conversion date whether we will pay all or a portion of the principal amount plus accrued and unpaid interest, including contingent interest, if any, in cash, common stock or a combination of cash and common stock, and in what percentage. Any common stock delivered upon a Principal Value Conversion will be valued at the average of the last reported sale prices of our common stock for each of the five trading days commencing on the third trading day following the conversion date. We will pay you any portion of the principal amount plus accrued and unpaid interest to be paid in cash and deliver common stock with respect to any portion of the principal amount plus accrued and unpaid interest to be paid in common stock, no later than the fifth business day following the determination of the average last reported sale price as described in the preceding sentence.

        The "trading price" of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $5.0 million original principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5.0 million original principal amount of the notes from a nationally recognized securities dealer, or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price per note will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate.

        In connection with any conversion upon satisfaction of the above trading pricing condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination, and we shall have no obligation to make such request unless you provide us with reasonable evidence that the trading price per note would be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per note is greater than or equal to 98% of the product of the last reported sale price of our common stock and the applicable conversion rate as of such trading day.

        Conversion Upon Redemption.    If we redeem the notes, holders may convert notes into our common stock at any time prior to the close of business on the second business day immediately preceding the redemption date, even if the notes are not otherwise convertible at such time.

        Conversion Upon Specified Corporate Transactions.    If we elect to:

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  distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, or

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  distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 5% of the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date for such distribution, we must notify the holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time; provided, however, that a holder may not exercise this right to convert if the holder may participate in the distribution without conversion. The "ex-dividend date" is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant dividend from the seller of the common stock to its buyer.

        In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash or property other than securities, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert a note into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its notes immediately prior to the transaction. If we engage in any transaction described in the preceding sentence, the conversion rate will not be adjusted. If the transaction also constitutes a Fundamental Change, as defined below, a holder can require us to purchase all or a portion of its notes as described below under "—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder."

        Conversion Upon Credit Ratings Event.    A holder may convert notes into our common stock during any period in which the credit ratings assigned to the notes by either Moody's Investors Service, Inc. and Standard & Poor's Ratings Services is lower than B1 or B+, respectively, or the notes are no longer rated by at least one of these ratings services or their successors.

        Conversion Rate Adjustments.    The conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

          (1)   the payment of dividends and other distributions on our common stock payable exclusively in shares of our common stock,

          (2)   the issuance to all holders of our common stock of rights or warrants that allow the holders to purchase shares of our common stock for a period expiring within 60 days from the date of issuance of the rights or warrants at less than the market price on the record date for the determination of shareholders entitled to receive the rights or warrants,

          (3)   subdivisions or combinations of our common stock,

          (4)   distributions to all holders of our common stock of our assets, debt securities, shares of our capital stock or rights or warrants to purchase our securities (excluding (A) any dividend, distribution or issuance covered by clause (1) or (2) above and (B) any dividend or distribution paid exclusively in cash), in which event the conversion rate will be adjusted by multiplying: the conversion rate by a fraction, the numerator of which is the current market price of our common stock and the denominator of which is the current market price of our common stock minus the fair market value, as determined by our board of directors, except as described in the following paragraph, of the portion of those assets, debt securities, shares of capital stock or rights or warrants so distributed applicable to one share of common stock.

          In the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average of the closing sales prices of those securities for each of the 10 trading days commencing on and including the fifth trading day after the date on which "exdistribution trading" commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

          (5)   distributions by us consisting exclusively of cash to all holders of our common stock, excluding any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of our common stock in any quarter does not exceed $0.10 (the "dividend threshold amount"); the dividend threshold amount is subject to adjustment on the same basis as the conversion rate, provided that no adjustment will be made to the dividend threshold amount for any adjustment made to the conversion rate pursuant to this clause (5), in which event the conversion rate will be adjusted by multiplying: the conversion rate by a fraction, the numerator of which will be the current market price of our common stock and the denominator of which will be the current market price of our common stock minus the amount per share of such dividend increase (as determined below) or distribution.

          If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the dividend threshold amount (the dividend increase). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution.

          (6)   a payment by us or one of our subsidiaries in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, in which event the conversion rate will be adjusted by multiplying: the conversion rate by a fraction, the numerator of which will be the sum of (x) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (y) the product of the number of shares of our common stock outstanding less any such purchased shares and the last reported sale price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer and the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the last reported sale price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

        Notwithstanding the foregoing, in the event of an adjustment pursuant to clauses (5) or (6) above, in no event will the conversion rate exceed 10.0766, subject to adjustment pursuant to clauses (1), (2), (3) and (4) above.

        To the extent that we have a rights plan in effect upon conversion of the notes into common stock, the holder will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock prior to the time of conversion, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock our assets, debt securities, shares of our capital stock or rights or warrants to purchase our securities as described in clause (4) above.

        In addition to these adjustments, we may increase the conversion rate as our board of directors considers advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 business days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. We will give holders of notes at least 15 days' notice of such an increase in the conversion rate.

        As used in this Description of the Notes, "current market price" means the average of the last reported sale prices per share of our common stock for the 20 trading day period ending on the applicable date of determination (if the applicable date of determination is a trading day or, if not, then on the last trading day prior to the applicable date of determination), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the 20 trading day period and ending on the applicable date of determination, of any event that would result in an adjustment of the conversion rate under the indenture.

        The applicable conversion rate will not be adjusted:

  •
  upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan,

  •
  upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries,

  •
  upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued,

  •
  for a change in the par value of the common stock or

  •
  for accrued and unpaid interest, including contingent interest or additional amounts, if any.

        No adjustment in the applicable conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion rate. If the adjustment is not made because the adjustment does not change the applicable conversion rate by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment.

        In the event of:

  •
  a taxable distribution to holders of shares of common stock which results in an adjustment of the conversion rate or

  •
  an increase in the conversion rate at our discretion,

        The holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. In addition, non-U.S. holders of notes in certain circumstances may be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See "Material United States Federal Income Tax Considerations."

Purchase of Notes by Us at the Option of the Holder

        Holders have the right to require us to purchase the notes on June 15, 2011, June 15, 2014 and June 15, 2019 (each, a "purchase date"). Any note purchased by us on a purchase date will be paid for in cash. We will be required to purchase any outstanding notes for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Our purchase obligation will be subject to some additional conditions as described in the indenture. Also, as described in the "Risk Factors" section of this prospectus under the caption "Risks Related to the Securities," we may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other purchase date, as required by the indenture governing the notes," we may not have funds sufficient to purchase the notes when we are required to do so. Our failure to purchase the notes when we are required to do so will constitute an event of default under the indenture with respect to the notes.

        The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including contingent interest and additional amounts, if any, to such purchase date. For a discussion of the United States federal income tax treatment of a holder receiving cash, see "Material United States Federal Income Tax Considerations."

        On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

  •
  the purchase price,

  •
  the name and address of the paying agent and the conversion agent, and

  •
  the procedures that holders must follow to require us to purchase their notes.

        In connection with providing such notice, we will issue a press release and publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our web site or through such other public medium as we may use at that time.

        A notice electing to require us to purchase your notes must state:

  •
  if certificated notes have been issued, the certificate numbers of the notes,

  •
  the portion of the principal amount of notes to be purchased, in integral multiples of $1,000, and

  •
  that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

        If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

        No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

        You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

  •
  the principal amount of the withdrawn notes,

  •
  if certificated notes have been issued, the certificate numbers of the withdrawn notes, and

  •
  the principal amount, if any, which remains subject to the purchase notice.

        If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

        You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

  •
  the notes will cease to be outstanding and interest, including contingent interest, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent), and

  •
  all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder

        If a Fundamental Change (as defined below in this section) occurs at any time prior to maturity, holders will have the right, at their option, to require us to purchase any or all of their notes for cash, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any, to the Fundamental Change purchase date. For a discussion of the United States federal income tax treatment of a holder receiving cash, see "Material United States Federal Income Tax Considerations."

        A "Fundamental Change" will be deemed to have occurred at the time after the date the notes were originally issued that any of the following occurs:

          (1)   our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market or another established automated over-the-counter trading market in the United States,

          (2)   a "person" or "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Securities Exchange Act of 1934 disclosing that such person or group has become the direct or indirect ultimate "beneficial owner," as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of our common equity representing more than 50% of the voting power of our common equity entitled to vote generally in the election of directors,

          (3)   consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease, conveyance or other disposition of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, as an entirety or substantially as an entirety, to any person other than us or one or more of our subsidiaries in one transaction or a series of transactions; provided, however, that a transaction where the holders of our common equity immediately prior to such transaction own directly or indirectly, 50% or more of the aggregate voting power of all classes of common equity of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after such event shall not be a Fundamental Change, or

          (4)   continuing directors (as defined below in this section) cease to constitute at least a majority of our board of directors.

        A Fundamental Change will not be deemed to have occurred in respect of any of the foregoing, however, if either:

          (1)   the last reported sale price of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the Fundamental Change or the public announcement thereof, equals or exceeds 105% of the conversion price of the notes in effect immediately before the Fundamental Change or the public announcement thereof, or

          (2)   at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Fundamental Change consists of shares of capital stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a Fundamental Change (these securities being referred to as "publicly traded securities") and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

        For purposes of the above paragraph the term capital stock of any person means any and all shares (including ordinary shares or American Depositary Shares), interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

        "Continuing director" means a director who either was a member of our board of directors on the date of the issuance of the notes or who becomes a member of our board of directors subsequent to that date and whose appointment, election or nomination for election by our stockholders is duly approved with the affirmative vote of at least a majority of the continuing directors on our board of directors at the time of such approval.

        On or before the 30th day after the occurrence of a Fundamental Change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the Fundamental Change and of the resulting purchase right. Such notice shall state, among other things:

  •
  the events causing a Fundamental Change,

  •
  the date of the Fundamental Change,

  •
  the last date on which a holder may exercise the purchase right,

  •
  the Fundamental Change purchase price,

  •
  the Fundamental Change purchase date,

  •
  the name and address of the paying agent and the conversion agent,

  •
  the conversion rate and any adjustments to the conversion rate,

  •
  the notes with respect to which a Fundamental Change purchase notice has been given by the holder may be converted only if the holder withdraws the Fundamental Change purchase notice in accordance with the terms of the indenture, and

  •
  the procedures that holders must follow to require us to purchase their notes.

        Simultaneously with providing such notice, we will issue a press release and publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our web site or through such other public medium as we may use at that time.

        To exercise the purchase right, holders must deliver, on or before the 35th day after the date of our notice of a Fundamental Change, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled "Form of Fundamental Change Purchase Notice" duly completed, to the paying agent. Their purchase notice must state:

  •
  if certificated, the certificate numbers of their notes to be delivered for purchase,

  •
  the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof, and

  •
  that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

        If the notes are not in certificated form, their notice must comply with appropriate DTC procedures.

        Holders may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the Fundamental Change purchase date. The notice of withdrawal shall state:

  •
  the principal amount of the withdrawn notes,

  •
  if certificated notes have been issued, the certificate numbers of the withdrawn notes, and

  •
  the principal amount, if any, which remains subject to the purchase notice.

        If the notes are not in certificated form, their notice must comply with appropriate DTC procedures.

        We will be required to purchase the notes no later than 35 business days after the date of our notice of the occurrence of the relevant Fundamental Change subject to extension to comply with applicable law. Holders will receive payment of the Fundamental Change purchase price promptly following the later of the Fundamental Change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the Fundamental Change purchase price of the notes on the business day following the Fundamental Change purchase date, then:

  •
  the notes will cease to be outstanding and interest, including contingent interest and additional amounts, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent), and

  •
  all other rights of the holder will terminate (other than the right to receive the Fundamental Change purchase price upon delivery or transfer of the notes).

        The rights of the holders to require us to purchase their notes upon a Fundamental Change could discourage a potential acquirer of us. The Fundamental Change purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Fundamental Change purchase feature is a standard term contained in other offerings of debt securities similar to the notes that have been marketed by certain of the initial purchasers. The terms of the Fundamental Change purchase feature resulted from negotiations between the initial purchasers and us.

        The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a Fundamental Change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

        No notes may be purchased at the option of holders upon a Fundamental Change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the Fundamental Change purchase price of the notes.

        The definition of Fundamental Change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our consolidated assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

        If a Fundamental Change were to occur, we may not have enough funds to pay the Fundamental Change purchase price. See "Risk Factors" under the caption "Risks Related to the Securities—We may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other purchase date, as required by the indenture governing the notes." Our failure to purchase the notes when required following a Fundamental Change will constitute an event of default under the indenture with respect to the notes. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Limitations on Mergers and Consolidations

        We will be bound by certain restrictions under the indenture. The indenture does not contain any provisions that would limit our ability to incur indebtedness, pay dividends, issue or repurchase any of our other securities, grant liens or otherwise restrict our and our subsidiaries' activities. The indenture also does not protect holders of the notes in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us, except to the extent described below and under "—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder" and "—Conversion Rights—Conversion Upon Specified Corporate Transactions." Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating.

        The indenture provides that neither the Company nor any Subsidiary Guarantor will consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets (including, without limitation, by way of liquidation or dissolution), or assign any of its obligations under the notes, the subsidiary guarantees or the indenture (as an entirety or substantially in one transaction or series of related transactions), to any person or permit any of its subsidiaries to do any of the foregoing (in each case other than with the Company or another subsidiary of the Company) unless:

  (i)
  the person formed by or surviving such consolidation or merger (if other than the Company or such Subsidiary Guarantor, as the case may be), or to which such sale, lease, conveyance or other disposition or assignment will be made (collectively, the "Successor"), is a solvent corporation or other legal entity organized and existing under the laws of the United States or any state thereof or the District of Columbia, and the Successor assumes by supplemental indenture in a form reasonably satisfactory to the trustee all of the obligations of the Company or such Subsidiary Guarantor, as the case may be, under the notes or such Subsidiary Guarantor's subsidiary guarantee, as the case may be, and the indenture,

  (ii)
  immediately after giving effect to such transaction, no Default or Event of Default has occurred and is continuing, and

  (iii)
  immediately after giving effect to such transaction and the use of any net proceeds therefrom, on a pro forma basis, the consolidated tangible net worth of the Company or the Successor (in the case of a transaction involving the Company), as the case may be, would be at least equal to the consolidated tangible net worth of the Company immediately prior to such transaction.

        The foregoing provisions shall not apply to a transaction involving the consolidation or merger of a Subsidiary Guarantor with or into another person, or the sale, lease, conveyance or other disposition of all or substantially all of the assets of such Subsidiary Guarantor, that results in such Subsidiary

Guarantor being released from its subsidiary guarantee as provided under "The Subsidiary Guarantees" above.

        Certain of these transactions could constitute a Fundamental Change (as defined above) permitting a holder to require us to purchase the notes of such holder as described above.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the indenture. Other terms used below have specific definitions ascribed to them in the indenture. Reference is made to the indenture for the full definition of all such terms.

        "Indebtedness" of any person at any date means, without duplication,

          (a)   all indebtedness of such person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof);

          (b)   all obligations of such person evidenced by bonds, debentures, notes or other similar instruments;

          (c)   all fixed obligations of such person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit issued for the benefit of, or surety and performance bonds issued by, such person in the ordinary course of business;

          (d)   all obligations of such person with respect to hedging obligations (other than those that fix or cap the interest rate on variable rate Indebtedness or that fix the exchange rate in connection with Indebtedness denominated in a foreign currency);

          (e)   all obligations of such person to pay the deferred and unpaid purchase price of property or services, including, without limitation, all conditional sale obligations of such person and all obligations under any title retention agreement; provided, however, that (i) any obligations described in this clause (e) which are non-interest bearing and which have a maturity of not more than six months from the date of incurrence thereof shall not constitute Indebtedness and (ii) trade payables and accrued expenses incurred in the ordinary course of business shall not constitute Indebtedness;

          (f)    all capitalized lease obligations of such person;

          (g)   all Indebtedness of others secured by a lien on any asset of such person, whether or not such Indebtedness is assumed by such person; and

          (h)   all Indebtedness of others guaranteed by, or otherwise the liability of, such person to the extent of such guarantee or liability.

        The amount of Indebtedness of any person at any date will be

  (i)
  the outstanding balance at such date of all unconditional obligations as described above,

  (ii)
  the maximum liability of such person for any contingent obligations under clause (h) above and

  (iii)
  in the case of clause (g) (if the Indebtedness referred to therein is not assumed by such person), the lesser of the (A) fair market value of all assets subject to a lien securing the Indebtedness of others on the date that the lien attaches and (B) amount of the Indebtedness secured.

        "Material Subsidiary" means any subsidiary of the Company which accounted for 5% or more of the Consolidated Net Tangible Assets of the Company on a consolidated basis for the fiscal year ending immediately prior to any default or Event of Default.

        "Non-Recourse Indebtedness" with respect to any person means Indebtedness of such person for which (i) the sole legal recourse for collection of principal and interest on such Indebtedness is against the specific property identified in the instruments evidencing or securing such Indebtedness and such property was acquired with the proceeds of such Indebtedness or such Indebtedness was incurred within 90 days after the acquisition of such property and (ii) no other assets of such person may be realized upon in collection of principal or interest on such Indebtedness.

        "Subsidiary Guarantors" means each of (i) Beazer Allied Companies Holdings, Inc., a Delaware corporation, Beazer Homes Corp., a Tennessee corporation, Beazer/ Squires Realty, Inc., a North Carolina corporation, Beazer Homes Sales Arizona Inc., a Delaware corporation, Beazer Realty Corp., a Georgia corporation, Beazer Mortgage Corporation, a Delaware corporation, Beazer Homes Holdings Corp., a Delaware corporation, Beazer Homes Texas Holdings, Inc., a Delaware corporation, Beazer Homes Texas, L.P., a Delaware limited partnership, April Corporation, a Colorado corporation, Beazer SPE, LLC, a Georgia limited liability company, Beazer Homes Investment Corp., a Delaware corporation, Beazer Realty, Inc., a New Jersey corporation, Beazer Clarksburg, LLC, a Maryland limited liability company, Homebuilders Title Services of Virginia, Inc., a Virginia corporation, Homebuilders Title Services, Inc., a Delaware corporation, Texas Lone Star Title, L.P., a Texas limited partnership, Crossmann Communities of North Carolina, Inc., a North Carolina corporation, Crossmann Communities of Ohio, Inc., an Ohio corporation, Crossmann Communities of Tennessee, LLC, a Tennessee limited liability company, Crossmann Communities Partnership, an Indiana general partnership, Crossmann Investments, Inc., an Indiana corporation, Crossmann Management Inc., an Indiana corporation, Crossmann Mortgage Corp., an Indiana corporation, Cutter Homes Ltd., a Kentucky corporation, Deluxe Homes of Lafayette, Inc., an Indiana corporation, Deluxe Homes of Ohio, Inc., an Ohio corporation, Beazer Realty, Inc. (fka Merit Realty, Inc), an Indiana corporation, Paragon Title, LLC, an Indiana limited liability company, Pinehurst Builders LLC, a South Carolina limited liability company, and Trinity Homes LLC, an Indiana limited liability company, and (ii) each of the Company's subsidiaries that becomes a guarantor of the notes pursuant to the provisions of the indenture.

Events of Default

        The following are "Events of Default" under the indenture:

          (a)   the failure by the Company to pay interest on any note when the same becomes due and payable and the continuance of any such failure for a period of 30 days;

          (b)   the failure by the Company to pay the principal or premium of any note when the same becomes due and payable at maturity, upon acceleration or otherwise;

          (c)   the failure by the Company or any of its subsidiaries to comply with any of its agreements or covenants in, or provisions of, the notes, the Subsidiary Guarantees or the indenture and such failure continues for the period and after the notice specified below;

          (d)   the acceleration of any Indebtedness (other than Non-Recourse Indebtedness) of the Company or any of its subsidiaries that has an outstanding principal amount of $25.0 million or more in the aggregate;

          (e)   the failure by the Company or any of its subsidiaries to make any principal or interest payment in respect of Indebtedness (other than Non-Recourse Indebtedness) of the Company or any of its subsidiaries with an outstanding aggregate amount of $25.0 million or more within five days of such principal or interest payment becoming due and payable (after giving effect to any applicable grace period set forth in the documents governing such Indebtedness); provided, that if such failure to pay shall be remedied, waived or extended, then the Event of Default hereunder shall be deemed likewise to be remedied, waived or extended without further action by the Company;

          (f)    a final judgment or judgments that exceed $25.0 million or more in the aggregate, for the payment of money, having been entered by a court or courts of competent jurisdiction against the Company or any of its subsidiaries and such judgment or judgments is not satisfied, stayed, annulled or rescinded within 60 days of being entered;

          (g)   the Company or any Material Subsidiary pursuant to or within the meaning of any bankruptcy law:

    (i)
    commences a voluntary case,

    (ii)
    consents to the entry of an order for relief against it in an involuntary case,

    (iii)
    consents to the appointment of a custodian of it or for all or substantially all of its property, or

    (iv)
    makes a general assignment for the benefit of its creditors;

          (h)   a court of competent jurisdiction enters an order or decree under any bankruptcy law that:

    (i)
    is for relief against the Company or any Material Subsidiary as debtor in an involuntary case,

    (ii)
    appoints a custodian of the Company or any Material Subsidiary or a custodian for all or substantially all of the property of the Company or any Material Subsidiary, or

    (iii)
    orders the liquidation of the Company or any Material Subsidiary and the order or decree remains unstayed and in effect for 60 days; or

          (i)    any subsidiary guarantee ceases to be in full force and effect (other than in accordance with the terms of such subsidiary guarantee and the indenture) or is declared null and void and unenforceable or found to be invalid or any Subsidiary Guarantor denies its liability under its subsidiary guarantee (other than by reason of release of a Subsidiary Guarantor from its subsidiary guarantee in accordance with the terms of the indenture and the subsidiary guarantee).

        A default as described in clause (c) above will not be deemed an Event of Default until the trustee notifies the Company, or the holders of at least 25% in principal amount of the then outstanding notes notify the Company and the trustee, of the default and the Company does not cure the default within 60 days after receipt of the notice. The notice must specify the default, demand that it be remedied and state that the notice is a "Notice of Default." If such a default is cured within such time period, it ceases.

        If an Event of Default (other than an Event of Default specified in clauses (g) and (h) above) shall have occurred and be continuing under the indenture, the trustee by notice to the Company, or the holders of at least 25% in principal amount of the notes then outstanding by notice to the Company and the trustee, may declare all notes to be due and payable immediately. Upon such declaration of acceleration, the amounts due and payable on the notes, as determined pursuant to the provisions of the "Acceleration" section of the indenture, will be due and payable immediately. If an Event of Default with respect to the Company specified in clauses (g) and (h) above occurs, such an amount will ipso facto become and be immediately due and payable without any declaration, notice or other act on the part of the trustee and the Company or any holder. The holders of a majority in principal amount of the notes then outstanding by written notice to the trustee and the Company may waive such default or Event of Default (other than any default or Event of Default in payment of principal or interest) on the notes under the indenture. Holders of a majority in principal amount of the then outstanding notes may rescind an acceleration and its consequence (except an acceleration due to nonpayment of principal or interest on the notes) if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived.

        The holders may not enforce the provisions of the indenture, the notes or the subsidiary guarantees except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the notes then outstanding may direct the trustee in its exercise of any trust or power; provided, however, that such direction does not conflict with the terms of the indenture. The trustee may withhold from the holders notice of any continuing default or Event of Default if the trustee determines that withholding such notice is in the holders' interest.

        The Company is required to deliver to the trustee a quarterly statement regarding compliance with the indenture, and include in such statement, if any officer of the Company is aware of any default or Event of Default, a statement specifying such default or Event of Default and what action the Company is taking or proposes to take with respect thereto. In addition, the Company is required to deliver to the trustee prompt written notice of the occurrence of any default or Event of Default and any other development, financial or otherwise, which might materially affect its business, properties or affairs or the ability of the Company to perform its obligations under the indenture.

Legal Defeasance and Covenant Defeasance

        The notes are not subject to any defeasance provisions under the indenture.

Amendment, Supplement and Waiver

        Subject to certain exceptions, the indenture or the notes may be amended or supplemented with the consent (which may include consents obtained in connection with a tender offer or exchange offer for notes) of the holders of at least a majority in principal amount of the notes then outstanding, and any existing Default or Event of Default (other than any continuing Default or Event of Default in the payment of interest on or the principal of the notes) under, or compliance with any provision of, the indenture may be waived with the consent (which may include consents obtained in connection with a tender offer or exchange offer for notes) of the holders of a majority in principal amount of the notes then outstanding. Without the consent of any holder, the Company, the Subsidiary Guarantors and the trustee may amend the indenture or the notes or waive any provision of the indenture to cure any ambiguity, defect or inconsistency; to comply with the "Limitations on Mergers and Consolidations" section set forth in the indenture; to provide for uncertificated notes in addition to certificated notes; to make any change that does not adversely affect the legal rights under the indenture of any holder; to comply with or qualify the indenture under the Trust Indenture Act; or to reflect a Subsidiary Guarantor ceasing to be liable on the subsidiary guarantees because it is no longer a subsidiary of the Company.

        Without the consent of each holder affected, the Company may not

          (a)   reduce the amount of notes whose holders must consent to an amendment, supplement or waiver,

          (b)   reduce the rate of or change the time for payment of interest, including default interest, on any note, or alter the manner of calculation or rate of contingent interest or additional amounts,

          (c)   reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to redemption set forth under "Optional Redemption," or with respect to mandatory offers to repurchase notes pursuant to the provisions described under "Fundamental Change

  Requires Purchase of Notes by Us at Option of the Holder" and "Purchase of Notes by Us at the Option of the Holder,"

          (d)   make any note payable in money other than that stated in the note,

          (e)   make any change in the sections of the indenture pertaining to waivers of defaults or amendments that require unanimous consent,

          (f)    modify the ranking or priority of the notes or any subsidiary guarantee,

          (g)   release any Subsidiary Guarantor from any of its obligations under its subsidiary guarantee or the indenture other than in accordance with the terms of the indenture,

          (h)   make any change that adversely affects the right to convert the notes or any change that raises the then applicable conversion price or lowers the then applicable conversion rate,

          (i)    waive a continuing default or Event of Default in the payment of principal of or interest on the notes, or

          (j)    make any changes to the foregoing provisions.

The right of any holder to participate in any consent required or sought pursuant to any provision of the indenture (and the obligation of the Company to obtain any such consent otherwise required from such holder) may be subject to the requirement that such holder shall have been the holder of record of any notes with respect to which such consent is required or sought as of a date identified by the trustee in a notice furnished to holders in accordance with the terms of the indenture.

Book-Entry System

        We issued the notes in the form of global securities. The global securities were deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. The notes and related guarantees sold pursuant to this prospectus will be represented by one or more unrestricted global securities. Except under circumstances described below, the notes and related guarantees will not be issued in definitive form.

        Ownership of beneficial interests in a global security is limited to persons that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in a global security is shown on, and the transfer of that ownership is effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

        So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, is considered the sole owner or holder of the notes represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security are not be entitled to have notes represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the indenture. Principal and interest payments, if any, on notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither we, the trustee, any paying agent or the security registrar for the notes has any responsibility or liability for any aspect of the records relating to nor payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        We expect that DTC or its nominee, upon receipt of any payment of principal or interest will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants.

        Beneficial owners of interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

        Unless and until they are exchanged in whole or in part for notes in definitive form, the global securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

        If DTC at any time is unwilling or unable to continue as a depositary, defaults in the performance of its duties as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 or other applicable statute or regulation, and a successor depositary is not appointed by us within 90 days, we will issue notes in definitive form in exchange for the global securities relating to the notes. In addition, we may at any time and in our sole discretion determine not to have the notes or portions of the notes represented by one or more global securities and, in that event, will issue individual notes in exchange for the global security or securities representing the notes. Further, if we so specify with respect to any notes, an owner of a beneficial interest in a global security representing the notes may, on terms acceptable to us and the depositary for the global security, receive individual notes in exchange for the beneficial interest. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of notes represented by the global security equal in principal amount to the beneficial interest, and to have the notes registered in its name. Notes so issued in definitive form will be issued as registered notes in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us. Such notes will be subject to certain restrictions on registration of transfers as described under "Transfer Restrictions" and will bear the legend set forth thereunder.

The Trustee

        SunTrust Bank is the initial trustee, conversion agent, paying agent, transfer agent and registrar with respect to the notes.

Governing Law

        The indenture, the notes and the subsidiary guarantees are governed by, and construed in accordance with, the laws of the State of New York of the United States of America.

REGISTRATION RIGHTS

        We and the Subsidiary Guarantors entered into a registration rights agreement with the initial purchasers pursuant to which we have, at our expense, for the benefit of the holders, filed with the SEC a shelf registration statement, of which this prospectus is a part, covering resales of the notes and the related guarantees as well as shares of our common stock received upon conversion of the notes. Under this agreement we will use our reasonable commercial efforts to cause the shelf registration statement to:

  •
  on or prior to the 90th day after the earliest date of original issuance of the notes, be filed with the SEC covering resales of the notes and the common stock issuable upon conversion thereof,

  •
  be declared effective under the Securities Act of 1933 no later than 180 days after the earliest date of original issuance of the notes; and

  •
  remain effective after its effective date until the earliest to occur of the following: all securities covered by the registration statement have been sold pursuant to an effective registration statement, the date on which all registrable securities have been sold pursuant to Rule 144 under the Securities Act of 1933, such time as there are no longer any registrable securities outstanding, and the second anniversary of the last date of original issuance of the notes.

        We refer to the notes and the common stock issuable upon conversion thereof as registrable securities. We are permitted to suspend the effectiveness of the shelf registration statement or the use of the prospectus that is part of the shelf registration statement during specified periods (not to exceed 45 consecutive days or an aggregate of 90 days in any consecutive 12-month period) in specified circumstances, including circumstances relating to pending corporate developments, without being required to pay additional amounts. We need not specify the nature of the event giving rise to a suspension in any notice to the holders of the notes of the existence of a suspension.

        If:

  •
  the shelf registration statement is not filed with the SEC within 90 days following the earliest date of original issuance of the notes,

  •
  the shelf registration statement is not declared effective by the SEC within 180 days following the earliest date of original issuance of the notes,

  •
  after the effectiveness of the shelf registration statement, we fail to file a prospectus supplement or report with the SEC within five business days (or, if a post-effective amendment is required, within 10 business days) after a holder provides us with the questionnaire referred to below, if such filing is necessary to enable the holder to deliver the prospectus to purchasers of such holder's registrable securities,

  •
  the registration statement ceases to be effective or fails to be usable (other than as permitted in the suspension periods as described above) without being succeeded within 30 days by a post-effective amendment, prospectus supplement, additional registration statement (filed and declared effective) or report filed with the SEC pursuant to the Securities Exchange Act of 1934 that cures the failure of the registration statement to be effective or usable, or

  •
  aggregate duration of any suspension periods in any period exceeds the limits described above,

then, in each case, we will pay additional amounts, until such failure is cured, to all holders of notes equal to 0.25% of the aggregate principal amount of notes per annum for the first 90 days following such failure, increasing by 0.25% per annum at the beginning of each subsequent 90-day period. With respect to shares of common stock issued upon conversion of the notes, we will pay additional amounts equal to 0.25% per annum of the then applicable conversion price for the first 90 days, increasing by 0.25% per annum at the beginning of each subsequent 90-day period. Additional amounts on the registrable securities will not, however, exceed 0.5% per annum at any time. Any additional amounts due will be payable in cash semiannually in arrears on the same dates as the interest payment dates for the notes.

        The term "applicable conversion price" means, as of any date of determination, $1,000 principal amount of notes as of such date of determination divided by the conversion rate in effect as of such date of determination or, if no notes are then outstanding, the conversion rate that would be in effect were notes then outstanding.

        A holder who elects to sell any securities pursuant to the shelf registration statement:

  •
  will be required to be named as a selling securityholder,

  •
  will be required to deliver a prospectus to purchasers,

  •
  will be subject to the civil liability provisions under the Securities Act of 1933 in connection with any sales, and

  •
  will be bound by the provisions of the registration rights agreement which are applicable to the holder, including certain indemnification obligations.

DESCRIPTION OF CAPITAL STOCK

        The following descriptions are summaries of the material terms of our common stock, preferred stock, rights agreement, articles of incorporation and bylaws. This summary is qualified by reference to our amended and restated certificate of incorporation and amended, restated bylaws and rights agreement each as amended to date, copies of which we have previously filed with the SEC, and by provisions of applicable law. Our authorized capital stock consists of 35,000,000 shares of stock, including:

  •
  30,000,000 shares of common stock, $0.01 par value per share, of which 13,512,946 shares were issued and outstanding as of July 31, 2004; and

  •
  5,000,000 shares of preferred stock, $0.01 par value per share, of which no shares are currently issued or outstanding.

Common Stock

        Holders of our common stock are entitled to one vote per share with respect to each matter submitted to a vote of our stockholders, subject to voting rights that may be established for shares of our preferred stock, if any. Except as may be provided in connection with our preferred stock or as otherwise may be required by law or our restated certificate of incorporation, our common stock is the only capital stock entitled to vote in the election of directors. Our common stock does not have cumulative voting rights.

        Subject to the rights of holders of our preferred stock, if any, holders of our common stock are entitled to receive dividends and distributions lawfully declared by our board of directors. If we liquidate, dissolve, or wind up our business, whether voluntarily or involuntarily, holders of our common stock will be entitled to receive any assets available for distribution to our stockholders after we have paid or set apart for payment the amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of such series of preferred stock.

        The outstanding shares of our common stock are fully paid and nonassessable. Our common stock does not have any preemptive, subscription or conversion rights. We may issue additional shares of our authorized but unissued common stock as approved by our board of directors from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements.

Preferred Stock

        Our board of directors has been authorized to provide for the issuance of shares of our preferred stock in multiple series without the approval of stockholders. With respect to each series of our preferred stock, our board of directors has the authority to fix the following terms:

  •
  the designation of the series;

  •
  the number of shares within the series;

  •
  whether dividends are cumulative and, if cumulative, the dates from which dividends are cumulative;

  •
  the rate of any dividends, any conditions upon which dividends are payable, and the dates of payment of dividends;

  •
  whether there are any limitations on the declaration or payment of dividends on common stock while any series of preferred stock is outstanding;

  •
  whether the shares are redeemable, the redemption price and the terms of redemption;

  •
  the amount payable to you for each share you own if we dissolve or liquidate;

  •
  whether the shares are convertible or exchangeable, the price or rate of conversion or exchange, and the applicable terms and conditions;

  •
  whether the shares will be subject to a purchase, retirement or sinking fund and the manner in which such fund shall be applied to the redemption of the shares;

  •
  voting rights applicable to the series of preferred stock; and

  •
  any other rights, preferences or limitations of such series.

        Our ability to issue preferred stock, or rights to purchase such shares, could discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of preferred stock containing class voting rights that would enable the holders of such preferred stock to block a business combination transaction. Alternatively, we could facilitate a business combination transaction by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. Additionally, under certain circumstances, our issuance of preferred stock could adversely affect the voting power of the holders of our common stock. Although our board of directors is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of such stock. Our board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

Rights Agreement

        Attached to each share of our common stock is one preferred share purchase right. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $0.01, at a price of $80.00 per one one-hundredth of a share of Series B Junior Participating Preferred Stock, subject to adjustment. The rights expire on June 24, 2006, unless the final expiration date is extended or unless the rights are earlier redeemed by us.

        The rights represented by the certificates for our common stock are not exercisable, and are not separately transferable from the common stock, until the earlier of:

  •
  ten days after a person or group, called an "acquiring person", acquires beneficial ownership of 20% or more of our common stock; or

  •
  ten business days, or a later date determined by the board of directors, after the commencement or first public announcement of an intention to make a tender or exchange offer that would result in a person or group beneficially owning 20% or more of our outstanding common stock.

        The earlier of these two dates is called the "distribution date." Separate certificates for the rights will be mailed to holders of record of our common stock as of the distribution date. The rights could then begin trading separately from our common stock.

        Generally, in the event that a person or group becomes an acquiring person, each right, other than the rights owned by the acquiring person, will entitle the holder to receive, upon exercise of the right, common stock having a value equal to two times the exercise price of the right. In the event that we are acquired in a merger, consolidation, or other business combination transaction or more than 50% of our assets, cash flow or earning power is sold or transferred, each right, other than the rights owned by an acquiring person, will entitle the holder to receive, upon the exercise of the right, common stock of the surviving corporation having a value equal to two times the exercise price of the right.

        At any time after the acquisition by the acquiring person of beneficial ownership of 20% or more of the outstanding shares of our common stock and before the acquisition by the acquiring person of 50% or more of the voting power of the outstanding shares of our common stock, the board of directors may exchange the rights, other than rights owned by the acquiring person, which would have become void, in whole or in part, at an exchange ratio of one share of our common stock per right, subject to adjustment.

        The rights are redeemable in whole, but not in part, at $0.01 per right until any person or group becomes an acquiring person. The ability to exercise the rights terminates at the time that the board of directors elects to redeem the rights. Until a right is exercised, the holder thereof will not have rights as a stockholder of the company, including the right to vote and to receive dividends.

        The number of outstanding rights, the exercise price payable, and the number of shares of Series B Junior Participating Preferred Stock or other securities or property issuable upon exercise of the rights are subject to customary adjustments from time to time to prevent dilution.

        The rights have certain anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. The rights should not interfere with any merger or other business combination that our board of directors approves.

        The shares of Series B Junior Participating Preferred Stock purchasable upon exercise of the rights will rank junior to all other series of our preferred stock, if any, or any similar stock that specifically provides that it ranks prior to the shares of Series B Junior Participating Preferred Stock. The shares of Series B Junior Participating Preferred Stock will be nonredeemable. Each share of Series B Junior Participating Preferred Stock will be entitled to a minimum preferential quarterly dividend of $1.00 per share, if, as and when declared, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of our common stock. In the event of liquidation, the holders of the shares of Series B Junior Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share, but will be entitled to an aggregate payment of 100 times the payment made per share of our common stock. Each share of Series B Junior Participating Preferred Stock will have 100 votes, voting together with our common stock. In the event of any merger, consolidation or other transaction in which our common stock is exchanged, each share of Series B Junior Participating Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of our common stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series B Junior Participating Preferred Stock's dividend, liquidation and voting rights, the value of the interest in a share of Series B Junior Participating Preferred Stock purchasable upon the exercise of each right should approximate the value of one share of our common stock.

        The description of the rights contained in this section does not describe every aspect of the rights. The rights agreement dated as of June 21, 1996 between us and the rights agent, contains the full legal text of the matters described in this section. See "Where You Can Find More Information" for information on how to obtain a copy.

Limitation on Directors' Liability

        Our amended and restated certificate of incorporation provides, as authorized by Section 102(b)(7) of the Delaware General Corporation Law, that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

  •
  for any transaction from which the director derived an improper personal benefit.

        The inclusion of this provision in our amended and restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Section 203 of the Delaware General Corporation Law

        Section 203 of the Delaware General Corporation Law prohibits a defined set of transactions between a Delaware corporation, such as us, and an "interested stockholder." An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision may prohibit business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term "business combination" is broadly defined to include mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation, and some other transactions that would increase the interested stockholder's proportionate share ownership in the corporation.

        This prohibition is effective unless:

  •
  the business combination is approved by the corporation's board of directors prior to the time the interested stockholder becomes an interested stockholder,

  •
  the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder, or

  •
  the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Special Bylaw Provisions

        Our amended and restated bylaws contain provisions requiring that advance notice be delivered to us of any business to be brought by a stockholder before an annual meeting of stockholders and providing for certain procedures to be followed by stockholders in nominating persons for election to our board of directors. Generally, such advance notice provisions provide that the stockholder must give written notice to our Secretary not less than 120 days nor more than 150 days before the scheduled date of the annual meeting of our stockholders. The notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the bylaws. Such requirement is in addition to those set forth in the regulations adopted by the SEC under the Securities Exchange Act of 1934.

Transfer Agent and Registrar

        American Stock Transfer & Trust Company serves as the registrar and transfer agent for the common stock.

Stock Exchange Listing

        Our common stock is listed on the New York Stock Exchange. The trading symbol for our common stock is "BZH."

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

        This is a summary of material United States federal income tax consequences relevant to holders of the notes. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes) or possible differing interpretations. The discussion below deals only with holders who hold the notes (and the shares of our common stock acquired upon conversion of the notes) as capital assets. The discussion does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax exempt entities, persons holding the notes (or our common stock acquired upon conversion of a note) in a tax deferred or tax-advantaged account or persons holding the notes or shares of common stock as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes.

        We do not address all of the tax consequences that may be relevant to an investor in the notes. In particular, we do not address:

  •
  the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of the notes (or our common stock acquired upon conversion of a note);

  •
  the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of the notes (or our common stock acquired upon conversion of a note);

  •
  the United States federal income tax consequences to holders whose functional currency is not the United States dollar; or

  •
  any state, local or foreign tax consequences of the purchase, ownership or disposition of the notes (or our common stock acquired upon conversion of a note).

Persons considering the purchase of the notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes (or our common stock acquired upon conversion of a note) arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

        For purposes of the discussion that follows, a U.S. holder is a beneficial owner of the notes (or our common stock acquired upon conversion of a note) that for U.S. federal income tax purposes is:

  •
  an individual citizen or resident of the United States;

  •
  a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  an estate if its income is subject to United States federal income taxation regardless of its source; or

  •
  a trust (1) that is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

        Except in the case of a partnership, a non-U.S. holder is a beneficial owner of the notes (or our common stock acquired upon conversion of a note) other than a U.S. holder. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the notes (or our common stock acquired upon conversion of a note), the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the notes (or our common stock acquired upon conversion of a note) that is a partnership and partners in such partnership should consult their individual tax advisors about the United States federal income tax consequences of holding and disposing of the notes (or our common stock acquired upon conversion of a note).

        No statutory or judicial authority directly addresses the treatment of the notes or instruments similar to the notes for United States federal income tax purposes. The Internal Revenue Service (the "IRS") has recently issued a revenue ruling with respect to instruments similar to the notes. To the extent it addresses the issues, this ruling supports certain aspects of the treatment described below. No ruling has been or is expected to be sought from the IRS with respect to the United States federal income tax consequences to the holders of the notes. The IRS would not be precluded from taking contrary positions. As a result, it is possible that the IRS will not agree with all of the tax characterizations and the tax consequences described below. In addition, legislation has been proposed regarding the tax treatment of certain convertible debt instruments with contingent payments. A different treatment of the notes could affect the amount, timing and character of income, gain or loss with respect to an investment in the notes. We cannot predict whether any such legislation will be enacted, what the specific terms or effective date of any such legislation will be, or how, if at all, such legislation could have an adverse effect on the notes.

        We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes and our common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the Notes

        We intend to treat the notes as indebtedness for United States federal income tax purposes and intend to take the position that the notes will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the "CPDI regulations"). Pursuant to the terms of the indenture, we and each holder of the notes agree, for United States federal income tax purposes, to treat the notes as debt instruments that are subject to the CPDI regulations, and the remainder of this discussion assumes that the notes will be so treated.

        In addition, under the indenture, each holder will be deemed to have agreed to treat the fair market value of our common stock received by such holder upon conversion as a contingent payment and to accrue interest with respect to the notes as original issue discount for United States federal income tax purposes according to the "noncontingent bond method," set forth in section 1.1275-4(b) of the CPDI regulations, using the comparable yield (as defined below) compounded semiannually and the projected payment schedule (as defined below) determined by us. Notwithstanding the issuance of the recent revenue ruling referred to above, the application of the CPDI regulations to instruments such as the notes is uncertain in several respects, and, as a result, it is possible that that the IRS or a court will not agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In particular, a holder might be required to accrue interest income at a higher or lower rate, might not recognize income, gain or loss upon conversion of the notes into shares of our common stock, and might recognize capital gain or loss upon a taxable disposition of the notes. Holders should consult their tax advisors concerning the tax treatment of holding and disposing of the notes.

Treatment of U.S. Holders

Accrual of Interest on the Notes

        Pursuant to the CPDI regulations, a U.S. holder will be required to accrue interest income on the notes, which we sometimes refer to as original issue discount, in the amounts described below, regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. Accordingly, U.S. holders will likely be required to include interest in taxable income in each year in excess of the accruals on the notes for non-tax purposes (i.e., in excess of the stated semiannual cash interest payable on the notes and any contingent interest payments actually received in that year).

        The CPDI regulations provide that a U.S. holder must accrue an amount of ordinary interest income as original issue discount for United States federal income tax purposes for each accrual period prior to and including the maturity date of the notes that equals:

          (1)   the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (ii) the comparable yield (as defined below) of the notes, adjusted for the length of the accrual period;

          (2)   divided by the number of days in the accrual period; and

          (3)   multiplied by the number of days during the accrual period that the U.S. holder held the notes.

        The notes' issue price is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments (as defined below) previously made (including payments of stated cash interest) with respect to the notes.

        Unless certain conditions are met, the term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a noncontingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise comparable to those of the notes. We intend to take the position that the comparable yield for the notes is 7.32%, compounded semiannually. The precise manner of calculating the comparable yield, however, is not entirely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could differ materially from the comparable yield provided by us. Moreover, the projected payment schedule could differ materially from the projected payment schedule provided by us.

        The CPDI regulations require that we provide to U.S. holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the notes. This schedule must produce the comparable yield. The projected payment schedule includes the semiannual stated cash interest payable on the notes at the rate of 4 5/8% per annum, estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature. In this connection, the fair market value of any common stock (and cash, if any) received by a holder upon conversion will be treated as a contingent payment.

        The comparable yield and the schedule of projected payments will be set forth in the indenture. U.S. holders may also obtain the projected payment schedule by submitting a written request for such information to: Beazer Homes USA, Inc., 1000 Abernathy Road, Suite 1200, Atlanta, Georgia 30328, Attention: Investor Relations.

        The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. holder's interest accruals and adjustments thereof in respect of the notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the notes.

        Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Internal Revenue Code of 1986, as amended (which we refer to as the "Code").

Adjustments to Interest Accruals on the Notes

        As noted above, the projected payment schedule includes amounts attributable to the stated semiannual cash interest payable on the notes. Accordingly, the receipt of the stated semiannual cash interest payments will not be separately taxable to U.S. holders. If, during any taxable year, a U.S. holder receives actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. holder will treat a "net positive adjustment" as additional interest income. For this purpose, the payments in a taxable year include the fair market value of property received in that year, including the fair market value of our common stock received upon conversion.

        If a U.S. holder receives in a taxable year actual payments with respect to the notes for that taxable year that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) first reduce the U.S. holder's interest income on the notes for that taxable year and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. holder's interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any negative adjustment in excess of the amounts described in (a) and (b) will be carried forward and treated as a negative adjustment in the succeeding taxable year and will offset future interest income accruals in respect of the notes or will reduce the amount realized on the sale, exchange, purchase by us at the holder's option, conversion, redemption or retirement of the notes.

        If a U.S. holder were to purchase a note at a discount or premium to the adjusted issue price, the discount would be treated as a positive adjustment under the CPDI regulations and the premium would be treated as a negative adjustment under the CPDI regulations. The U.S. holder must reasonably allocate the adjustment over the remaining term of the note by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the note pro rata with the accruals of original issue discount at the comparable yield. U.S. holders should consult their own tax advisors regarding these adjustments.

Sale, Exchange, Conversion or Redemption of the Notes

        Generally, the sale or exchange of a note, the purchase of a note by us at the holder's option or the redemption or retirement of a note for cash will result in taxable gain or loss to a U.S. holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the notes include the receipt of common stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the receipt of our common stock by a U.S. holder upon the conversion of a note as a contingent payment under the CPDI regulations. Under this treatment, conversion also would result in taxable gain or loss to the U.S. holder. As described above, holders will be deemed to have agreed to be bound by our determination of the comparable yield and the schedule of projected payments.

        The amount of gain or loss on a taxable sale, exchange, purchase by us at the holder's option, conversion, redemption or retirement would be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. holder, including the fair market value of any of our common stock received, and (b) the U.S. holder's adjusted tax basis in the note. A

U.S. holder's adjusted tax basis in a note will generally be equal to the U.S. holder's original purchase price for the note, increased by any interest income previously accrued by the U.S. holder (determined without regard to any adjustments to interest accruals described in "—Adjustments to Interest Accruals on the Notes" above), and decreased by the amount of any projected payments that have been previously made in respect of the notes to the U.S. holder (without regard to the actual amount paid). Gain recognized upon a sale, exchange, purchase by us at the holder's option, conversion, redemption or retirement of a note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

        A U.S. holder's tax basis in our common stock received upon a conversion of a note will equal the then current fair market value of such common stock. The U.S. holder's holding period for the common stock received will commence on the day immediately following the date of conversion.

Constructive Dividends

        The conversion rate of the notes will be adjusted in certain circumstances. If we make a distribution of property to our stockholders that is taxable as a dividend for U.S. federal income tax purposes and the conversion rate of the notes is increased in accordance with the antidilution provisions of the notes or due to an increase in the dividend rate on the common stock, such increase may be treated as a taxable deemed dividend to the holder of the notes. This may result even though the holder of the notes has not received any cash or property as a result of the adjustment to the conversion rate. For example, an increase in the conversion rate in the event of distributions of our debt or assets or in the event of an extraordinary cash dividend may result in deemed dividend treatment to holders of the notes. Generally, an increase in the conversion rate in the event of stock dividends or the distribution of rights to subscribe for common stock would not result in deemed dividend treatment.

Additional Amounts

        We may be required to make payments of additional amounts if the shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted by the registration rights agreement, as described under "Registration Rights." We intend to take the position for United States federal income tax purposes that any such additional payments should be taxable to U.S. holders as additional ordinary income when received or accrued, in accordance with their method of tax accounting. Our determination is binding on holders of the notes, unless they explicitly disclose that they are taking a different position to the IRS on their tax returns for the year during which they acquire the note. The IRS could take a contrary position from that described above, which could affect the timing and character of U.S. holders' income from the notes with respect to the payments of additional amounts.

        U.S. holders should consult their tax advisors concerning the appropriate tax treatment of the payment of any additional amounts with respect to the notes.

Dividends on Common Stock

        If, after a U.S. holder converts a note into our common stock, we make distributions on our common stock, the distributions will constitute dividends taxable to the holder as ordinary income for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the U.S. holder receives distributions on shares of common stock that would otherwise constitute dividends for United States federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the holder's tax basis in the shares of common stock. Any such distributions in excess of the U.S. holder's tax basis in the shares of common stock will generally be treated as capital gain. Subject to applicable limitations, distributions on our common stock constituting dividends paid to holders that are United States corporations will qualify for the dividends received deduction.

        Pursuant to recently enacted legislation, dividends on our common stock paid to certain U.S. holders (including individuals) may qualify for preferential United States federal income tax rates.

Sale of Common Stock

        A U.S. holder generally will recognize capital gain or loss on a sale or exchange of our common stock. The U.S. holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's tax basis in the common stock, which will generally be the fair market value of the common stock at the time of the conversion. The proceeds received by a U.S. holder will include the amount of any cash and the fair market value of any other property received for the common stock. The gain or loss recognized by a U.S. holder on a sale or exchange of common stock will be long-term capital gain or loss if the holder's holding period for the common stock is more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Treatment of Non-U.S. Holders

Ownership of the Notes

        Except as described in "—Effectively Connected Income" below, all payments and accruals of interest on the notes with respect to a non-U.S. holder, including interest payments and a payment in common stock pursuant to a conversion, will be exempt from United States income and withholding tax provided that: (i) such non-U.S. holder does not own, actually, indirectly or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code, (ii) the statement requirement described below has been fulfilled with respect to the beneficial owner, as discussed below, and (iii) such payments and gain are not effectively connected with the conduct by such non-U.S. holder of a trade or business in the United States. However, if a non-U.S. holder were deemed to have received a constructive dividend (see "—Constructive Dividends" above), the non-U.S. holder will generally be subject to United States federal withholding tax at a 30% rate, subject to a reduction by an applicable treaty, on the taxable amount of such dividend (see "—Ownership of Common Stock" below).

        The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

Ownership of Common Stock

        If, after a non-U.S. holder converts a note into common stock, we make distributions on our common stock, the distributions will constitute a dividend for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. Except as described in "—Effectively Connected Income" below, dividends paid on common stock held by a non-U.S. holder will be subject to United States federal withholding tax at a rate of 30% or lower treaty rate, if applicable. A non-U.S. holder generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by filing IRS Form W-8BEN, upon which the non-U.S. holder certifies, under penalties of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate with respect to such payments.

Adjustments to Conversion Rate

        A non-U.S. holder may be subject to United States federal withholding tax at a rate of 30% or lower treaty rate, if applicable, on income attributable to an adjustment to the conversion rate of the notes.

Disposition of Notes or Common Stock

        Any gain or income realized by a non-U.S. holder on the sale, exchange, conversion, redemption or other disposition of the notes (other than gain attributable to accrued contingent interest payments) or common stock generally will not be subject to United States federal income tax unless:

  •
  that gain or income is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "U.S. real property holding corporation" for United States federal income tax purposes and our common stock is no longer regularly traded on an established securities market, or our common stock is so traded and the non-U.S. holder owns or has owned more than 5% of our outstanding notes or more than 5% of our outstanding common stock.

Effectively Connected Income

        If a non-U.S. holder is engaged in a trade or business in the United States (or, if a tax treaty applies, if the non-U.S. holder maintains a permanent establishment within the United States) and contingent interest or other interest or original issue discount on the notes, dividends on the common stock, or gain from a sale, redemption, conversion or other disposition of the notes or the common stock, as the case may be, is effectively connected with the conduct of that trade or business (or if a treaty applies, of that permanent establishment), the non-U.S. holder will be subject to United States federal income tax on such effectively connected income and gain on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder (and, if the non-U.S. holder is a foreign corporation, it may be subject to a 30% branch profits tax). In such a case, the non-U.S. holder would not be subject to the withholding tax described above, provided that the holder provides a properly executed IRS Form W-8ECI (or a suitable substitute form) stating that such payments are not subject to withholding tax because they are effectively connected with the holder's conduct of a trade or business in the United States.

Backup Withholding Tax and Information Reporting

        A U.S. holder may be subject to United States federal backup withholding tax at the applicable statutory rate with respect to payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of the notes) on the notes, the payments of dividends on our common stock, and the proceeds of dispositions of the notes or our common stock, if the U.S. holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States backup withholding certification requirements. A non-U.S. holder may be subject to United States backup withholding tax on payments on the notes or our common stock and the proceeds from a sale or other disposition of the notes or our common stock unless the non-U.S. holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against a holder's United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS. Payments on the notes and our common stock, as well as the proceeds from a sale or other disposition, may be subject to information reporting. Holders of the notes should consult their tax advisors concerning the application of the backup withholding and information reporting rules in their particular circumstances.

SELLING SECURITYHOLDERS

        We originally issued the notes in transactions exempt from or not subject to registration under the Securities Act of 1933. The notes and related guarantees and the common stock issuable upon conversion of the notes that may be offered under this prospectus will be offered by the selling securityholders, which includes their donees, pledgees, transferees and other successors-in-interest. Only those notes and shares of common stock issuable upon conversion thereof listed below may be offered for resale by the selling holders pursuant to this prospectus.

        The following table sets forth certain information, as of August 3, 2004, about the principal amount of notes beneficially owned by each selling security holder and the number of shares of common stock issuable upon conversion of those notes that may be offered from time to time pursuant to this prospectus.

        The percentage of notes outstanding beneficially owned by each selling security holder is based on $180.0 million aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering does not include shares of common stock issuable upon conversion of the notes. The number of shares of common stock shown in the table below as shares that may be sold assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 6.48 shares per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under "Description of the Notes—Conversion Rights." Accordingly, the number of shares of common stock issuable upon conversion of the notes and thus that may be sold hereunder may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

Name	Principal Amount of Notes Beneficially Owned and Offered(1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering(2)	Number of Shares of Common Stock Offered Upon Conversion of the Notes(3)	Number of Shares of Common Stock Owned Following the Offering(1)	Percentage of Common Stock Owned Following the Offering(1)(4)
UBS O'Connor LLC f/b/o O'Connor Global Convertible Arbitrage Master Ltd.	$4,000,000	25,920	25,920	—	—
Convertible Securities Fund	$55,000	356	356	—	—
Nations Convertible Securities Fund	$3,945,000	25,564	25,564	—	—
Excelsior Master Fund L.P.	$600,000	3,888	3,888	—	—
Maystone Continuum Master Fund, LTD	$1,500,000	9,720	9,720	—	—
Nomura Securities International	$6,000,000	41,880	38,880	3,000	*
Mariner LDC	$1,500,000	9,720	9,720	—	—
JMG Capital Partners, LP	$1,500,000	9,720	9,720	—	—
JMG Triton Offshore Fund, LTD.	$1,500,000	9,720	9,720	—	—
National Benefit Life Insurance Company	$79,000	512	512	—	—
Primerica Life Insurance Company	$729,000	4,724	4,724	—	—
Travelers Insurance Company Separate Account TLAC	$125,000	810	810	—	—
Travelers Insurance Company — Life	$2,694,000	17,457	17,457	—	—
Travelers Life and Annuity Company	$223,00	1,445	1,445	—	—
Travelers Series Trust Convertible Bond Portfolio	$1,175,000	7,614	7,614	—	—
United Healthcare Insurance Company	$775,000	5,022	5,022	—	—
United Healthcare Insurance Company of CT—AARP	$200,000	1,296	1,296	—	—
Universal Investment Gesellschaft MBH, Ref. Aventis	$1,900,000	12,312	12,312	—	—
HBK Master Fund, LP	$4,000,000	25,920	25,920	—	—
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$1,480,000	9,590	9,590	—	—
Xavex Convertible Arbitrage 10 Fund	$140,000	907	907	—	—
Argent Classic Convertible Arbitrage Fund L.P.	$310,000	2,009	2,009	—	—
Argent Classic Convertible Arbitrage Fund II, L.P.	$70,000	454	454	—	—
DEAM Convertible Arbitrage	$300,000	1,944	1,944	—	—
BTOP — Multistrategy Master Portfolio Ltd.	$1,400,000	9,072	9,072	—	—
Pyramid Equity Strategies Fund	$300,000	1,944	1,944	—	—
DaimlerChrysler Corp. Emp #1 Pension Plan dtd 4/1/89	$3,640,000	23,587	23,587	—	—

State Street Bank Custodian for GE Pension Trust	$1,900,000	12,312	12,312	—	—
Franklin and Marshall College	$210,000	1,361	1,361	—	—
American Modern Home Insurance Co.	$1,000,000	6,480	6,480	—	—
American Family Home Insurance Co.	$500,000	3,240	3,240	—	—
Cincinnati Insurance Company	$3,800,000	24,624	24,624	—	—
Harry and Violet Turner Charitable Trust	$200,000	1,296	1,296	—	—
CNH CA Master Account, L.P.	$1,000,000	6,480	6,480	—	—
Advisory Convertible Arbitrage Fund (I) L.P.	$1,000,000	6,480	6,480	—	—
Northern Income Equity Fund	$1,500,000	9,720	9,720	—	—
Deephaven Domestic Convertible Trading Ltd	$2,835,000	18,371	18,371	—	—
Sphinx Convertible Arbitrage Fund SPC	$165,000	1,069	1,069	—	—
HFR CA Select Fund	$500,000	3,240	3,240	—	—
San Diego County Employee Retirement Association	$1,750,000	11,340	11,340	—	—
Zazove Convertible Arbitrage Fund, L.P.	$5,500,000	35,640	35,640	—	—
Zazove Hedged Convertible Fund, L.P.	$2,750,000	17,280	17,280	—	—
Institutional Benchmarks Master Fund, Ltd.	$1,500,000	9,720	9,720	—	—
Royal Bank of Canada	$3,500,000	22,680	22,680	—	—
DKR SoundShore Strategic Holding Fund Ltd.	$3,000,000	19,440	19,440	—	—
Highbridge International LLC	$13,000,000	84,240	84,240	—	—
All other holders of notes or future transferees, pledges or donees of such holders (5)(6)	$94,250,000	610,740	610,740	—	—

*    Less than 1%

(1)
We have assumed that all of the notes and/or all of the common stock into which the notes are convertible will be sold.

(2)
Includes shares of common stock issuable upon conversion of the notes

(3)
Assumes conversion of all of the holder's notes at the initial conversion rate of 6.48 shares per note. The initial conversion rate is subject to adjustment as described under "Description of the Notes—Conversion Rate Adjustments." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(4)
Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, as amended, using 13,512,946 shares of common stock outstanding on June 30, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of the notes and included these shares in both the numerator and the denominator of the calculation. However, we did not assume the conversion of any other holder's notes, and thus these shares were not included in the calculation.

(5)
Information about other selling securityholders will be set forth in an amendments or supplements to this prospectus, if required.

(6)
Assumes that any other holders of notes, or any future transferees, pledges, donees or successors of or from any such other holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures.

        The preceding table has been prepared based upon the information furnished to us by the selling securityholders. The selling securityholders identified above may have sold, transferred or otherwise disposed of some or all of their notes since the date on which the information in the preceding table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act of 1933. Information concerning the selling security holders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of the notes or common stock issuable upon conversion thereof that will be held by the selling security holders upon the termination of this offering because the selling security holders may offer some or all of their notes or common stock pursuant to the offering contemplated by this prospectus. See "Plan of Distribution."

        To our knowledge, other than their ownership of the securities described above, none of the selling holders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates.

PLAN OF DISTRIBUTION

        We will not receive any of the proceeds of the sale of the notes, the related guarantees and the common stock offered by this prospectus. We are registering the notes, the related guarantees and the shares of common stock issuable upon conversion of the notes covered by this prospectus to permit securityholders to conduct public secondary trading of these securities from time to time after the date of this prospectus. The aggregate proceeds to the selling securityholders from the sale of the notes and the related guarantees or common stock will be the purchase price of the notes and the related guarantees or common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of notes and the related guarantees or common stock to be made directly or through agents.

        The notes, the related guarantees and the common stock offered by this prospectus may be sold from time to time to purchasers:

  •
  directly by the selling securityholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest; or

  •
  through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent's commissions from the selling securityholders or the purchasers of the notes, the related guarantees and the common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

        The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes, the related guarantees and the common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. As a result, any profits on the sale of the notes, the related guarantees and the common stock by selling securityholders and any discounts, commissions or agent's commissions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Selling securityholders who are "underwriters" within the meaning of the Securities Act of 1933 will be subject to prospectus delivery requirements of the Securities Act of 1933. If the selling securityholders were deemed to be underwriters, the selling security holders may be subject to certain statutory liabilities of the Securities Act of 1933 and the Securities Exchange Act of 1934. If the notes, the related guarantees and the common stock are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

        The notes, the related guarantees and the common stock may be sold in one or more transactions at:

  •
  fixed prices;

  •
  prevailing market prices at the time of sale;

  •
  prices related to such prevailing market prices;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

        These sales may be effected in one or more transactions:

  •
  on any national securities exchange or quotation service on which the notes, the related guarantees and common stock may be listed or quoted at the time of the sale;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on such exchanges or services or in the over-the-counter market;

  •
  through the writing of options (including the issuance by the selling security holders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

  •
  through the settlement of short sales; or

  •
  through any combination of the foregoing.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with the sales of the notes, the related guarantees and the common stock issuable upon conversion thereof or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may engage in short sales of the notes and the related guarantees or the common stock in the course of hedging their positions, sell the notes, the related guarantees and common stock short and deliver the notes, the related guarantees and common stock to close out short positions, loan or pledge notes and the related guarantees or the common stock to broker-dealers or other financial institutions that in turn may sell the notes, the related guarantees and the common stock, enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the notes and the related guarantees or the common stock, which the broker-dealer or other financial institution may resell pursuant to the prospectus, or enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes, the related guarantees and the common stock by the selling securityholders.

        Our common stock trades on the New York Stock Exchange under the symbol "BZH." We do not intend to apply for listing of the notes and the related guarantees on any securities exchange or for inclusion of the notes and the related guarantees in any automated quotation system. Accordingly, it is possible that an active trading market for the notes and the related guarantees may not develop which may adversely affect the market price and liquidity of the notes and the related guarantees. See "Risk Factors—Risks Related to the Securities—There Is No Established Trading Market for the Notes, Which Means There Are Uncertainties Regarding the Ability of a Holder to Dispose of the Notes and the Potential Sale Price."

        It is possible that a selling securityholder will not sell any or all of the notes, the related guarantees or the common stock pursuant to this prospectus. Further, it is possible that any such selling securityholder will transfer, devise or gift the notes, the related guarantees and the common stock by other means not described in this prospectus. In addition, any notes, guarantees or common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act of 1933 may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes, the related guarantees and the common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes, the related guarantees and common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

        The selling securityholders and any other person participating in the sale of notes, the related guarantees or the common stock will be subject to the Securities Exchange Act of 1934. The Securities Exchange Act of 1934 rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes, the related guarantees and the common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes, the related guarantees and the common stock to engage in market-making activities with respect to the particular notes, the related guarantees and the common stock being distributed. This may affect the marketability of the notes, the related guarantees and the common stock and the ability of any person or entity to engage in market-making activities with respect to the notes, the related guarantees and the common stock.

        We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act of 1933.

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes, the related guarantees and common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

        The enforceability of the notes and the guarantees and the validity of the common stock issuable upon conversion of the notes and other matters will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP. Certain legal matters as to the guarantees given by the Subsidiary Guarantors will be passed upon by the following law firms: Tune, Entrekin & White, P.C.; Bellamy, Rutenberg, Copeland, Epps, Gravely & Bowers, P.A.; Rothgerber Johnson & Lyons LLP; Gibbons, Del Deo, Dolan, Griffinger & Vecchione, P.C.; Fossett & Brugger, Chartered; Young, Goldman & Van Beek, P.C.; Finney, Stagnaro, Saba & Klusmeier Co., L.P.A.; Barnes & Thornburg LLP; and McBrayer, McGinnis, Leslie & Kirkland, PLLC.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from the Beazer Homes USA, Inc. Annual Report on Form 10-K for the year ended September 30, 2003, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation No. 46), which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20559. You may obtain further information regarding the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC's Internet site located at http:/ /www.sec.gov. Our SEC filings are also available free of charge from our website at www.beazer.com. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

        While the notes and the common stock issuable upon conversion thereof remain outstanding, and if we are not required to file reports under the Securities Exchange Act of 1934, we will furnish to you or any prospective purchaser designated by you, upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, to allow you to comply with Rule 144A in connection with resales of the notes and the common stock issuable upon conversion thereof.

$180,000,000

Beazer Homes USA, Inc.

4 5/8% Convertible Senior Notes due 2024

PROSPECTUS

August 19, 2004

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TABLE OF CONTENTS
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
PROSPECTUS SUMMARY
Our Company
SUMMARY OF THE NOTES
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
CAPITALIZATION
DESCRIPTION OF OTHER EXISTING INDEBTEDNESS
DESCRIPTION OF THE NOTES
REGISTRATION RIGHTS
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION